SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        AMENDMENT NO. 3

                               TO

                            FORM S-1

    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        ---------------

                   INTACTA TECHNOLOGIES INC.
     (Exact name of registrant as specified in its charter)



          Nevada                       7371               58-2488071
(State or jurisdiction of        (Primary Standard          (I.R.S. Employer
incorporation or organization)Industrial Classification    Identification No.)
                                   Code Number)

235 Peachtree Street, N.E.                   CT Corporation System
2215 North Tower                             1633 Broadway
Atlanta, Georgia 30303                       New York, New York 10019
(404) 880-9919                               (212) 664-1666
(Address, including zip code,                (Name, address, including zip
and telephone number, including              code, and telephone number,
area code, of registrant's                   including area code, of agent
principal executive offices)                 for service)

                        ---------------

                           Copies to:

Altaf S. Nazerali                            Randall R. Jones
235 Peachtree Street, N.E.                   Dorsey & Whitney LLP
2215 North Tower                             1420 Fifth Avenue, Suite 3400
Atlanta Georgia 30303                        Seattle, Washington 98101
(404) 880-9919                               (206) 903-8800

                        ---------------

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        ---------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

PROSPECTUS

Subject To Completion
May 15, 2000


                           8,841,000

                   INTACTA TECHNOLOGIES INC.

                          Common Stock

                           8,841,000

This is a public offering of 8,841,000 shares of the common stock of Intacta Technologies Inc. All of the shares being offered, when sold, will be sold by selling shareholders as listed in this prospectus on page 15. We will not receive any of the proceeds from the sale of the shares.

Our common stock is currently traded on the Nasdaq Over-the-Counter Bulletin Board under the symbol "ITAC." The last price of our common stock on the Nasdaq Over-the-Counter Bulletin Board on April 18, 2000 was $4 1/8 per share
(high) and $3 per share (low).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the shares involves risks. See "Risk Factors" beginning on page
6.

                        ---------------

The date of this prospectus is , 2000.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                       TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................................3
RISK FACTORS ...............................................................6
FORWARD-LOOKING STATEMENTS..................................................12
USE OF PROCEEDS.............................................................13
DIVIDEND POLICY.............................................................13
CAPITALIZATION..............................................................14
DILUTION....................................................................15
SELLING SHAREHOLDERS .......................................................15
SELECTED FINANCIAL DATA.....................................................17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATION....................................................18
BUSINESS....................................................................26
MANAGEMENT .................................................................35
RELATED PARTY TRANSACTIONS .................................................41
PRINCIPAL SHAREHOLDERS......................................................42
DESCRIPTION OF CAPITAL STOCK................................................44
SHARES ELIGIBLE FOR FUTURE SALE.............................................47
PLAN OF DISTRIBUTION........................................................48
LEGAL MATTERS...............................................................50
EXPERTS ....................................................................50
WHERE YOU CAN FIND MORE INFORMATION ........................................50
INDEX TO FINANCIAL STATEMENTS..............................................F-1

                       PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

                            Intacta

We provide software and hardware products for the secure electronic transmission of documents and electronic document management and archiving using our patented compression, error correction and encoding and decoding technology.

Intacta Technologies Inc. was incorporated in Nevada in 1997 under the name InfoImaging Technologies Inc. In August 1999, we changed our name to Intacta Technologies Inc. The terms "Intacta," "our company," and "we" in this prospectus refer to Intacta Technologies Inc., a Nevada corporation, Intacta Delaware Inc., our wholly owned subsidiary incorporated in Delaware, and Intacta Labs Ltd., our wholly owned subsidiary incorporated in Israel, collectively.

On May 28, 1998, NASD Regulation, Inc. cleared West America Securities Corp.'s request to submit a quote for our common stock on the Nasdaq Over-the-Counter Bulletin Board. Our common stock has been quoted on the Nasdaq Over-the-Counter Bulletin Board since that time.

The registration statement of which this prospectus forms a part is our first public filing with the Securities and Exchange Commission.

Our head office address is 235 Peachtree Street, N.E., 2215 North Tower, Atlanta, Georgia, 30303, and our telephone number is (404) 880-9919. We maintain a World Wide Web site address at www.Intacta.com. Information on our Web site is not part of this prospectus.

We have applied for registration of the trademarks "INTACTA TECHNOLOGIES," "INTACTA.MOBILECE," "INTACTA.COURIER," "INTACTA.BRIDGEWAY",
"INTACTA.SMARTFORM," "INTACTA.DOCMANAGER," "INTACTA.SMARTBAR," "INTACTA.CODE," and "INTACTA.COMPACTOR" in the United States. We have also applied for registration of the "INTACTA.CODE" trademark in Japan. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

                          The Offering

Common stock offered by selling shareholders ................ 8,841,000 shares

Common stock owned by the selling shareholders after
the offering ................................................ zero shares (1)

Use of proceeds.............................................. We will not receive any
                                                              proceeds from
                                                              the sale of the
                                                              shares. See "Use
                                                              of Proceeds."

---------------

(1) This number assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See "Plan of Distribution."

Unless otherwise specifically stated, information throughout this prospectus excludes 1,375,000 shares issuable upon the exercise of outstanding options and 1,667,100 shares reserved for future issuance under our stock option plan.

                     Summary Financial Data

                                                   Years Ended                              Quarters Ended
                              December 31,  December 31,  December 31,  December 31,     March 31,     March 31,
                                     1996          1997          1998          1999          1999          2000
Statement of Operations Data:
Net sales                     $  1,019,600  $   894,900   $   137,800   $   137,400   $    59,500   $   153,600
Loss from operations            (1,958,400)  (1,455,900)   (2,914,500)   (3,733,500)     (719,800)     (784,000)
Net loss                        (2,529,800)  (2,199,700)   (3,145,800)   (3,617,600)     (722,100)     (766,700)
Basic and diluted loss per
  common share                       (0.22)       (0.19)        (0.19)        (0.20)        (0.04)        (0.04)
Book and diluted weighted
  average common shares
  outstanding                   11,486,000   11,486,000    16,701,583    17,790,000    17,671,000    11,790,000


                                             As of             As of
                                      December 31, 1999   March 31, 2000

Balance Sheet Data:
Cash and cash equivalents                   $   917,400      $   796,400
Working capital                                 574,100          171,600
Total assets                                  1,570,900        1,396,000
Long-term obligations                                 0                0
Total shareholders' equity                      841,500          418,800

                          RISK FACTORS
This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock.

Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

We commenced operations in October 1997. We discontinued production and sales of all of our retail products in late 1997 and focused on the research and development of new products based on our existing technology. Of our current products, only one, Intacta.MobileCE, is commercially available. We have a limited operating history, and we face many of the risks and uncertainties encountered by early-stage companies in rapidly evolving markets.

These risks and uncertainties include:
- no history of profitable operations;
- uncertain market acceptance of our products;
- our reliance on a limited number of products;
- the risks that competition, technological change or evolving customer preferences could adversely affect sales of our products;
- the need to expand our sales and support capabilities;
- our dependence on a limited number of key personnel, including our Executive Vice President of Research and Development; and
- the risk that our management will not be able to effectively manage growth or any acquisition we may undertake.

Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

Primarily as a result of our recurring loses, our independent auditors modified their opinion on our 1999 financial statements and in the two preceding years to include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We have incurred net losses in each fiscal year since inception, we may incur losses in the future and our losses may increase because of our plan to increase operating expenses. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 1998, we had a net loss of approximately $3.2 million. And in the year ended December 31, 1999, we had a net loss of approximately $3.6 million. We have increased our operating expenses in recent periods and plan further increases in the future. Our planned increases in operating expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability.
We cannot assure you that our revenues will increase. Our business strategies may not be successful, and we may not be profitable in any future period.

Our total revenues have declined each year since 1996 and our revenues may continue to decline in the future.

Our total revenues have declined from $1,019,600 to $894,900 to $137,800 to $137,400 in the years ended December 31, 1996, 1997, 1998 and 1999, respectively. We expect revenues to increase in fiscal year 2000. We anticipate that the increased revenues will come from the following sources:

- New licensing arrangements that we are currently negotiating; and
- Sales of our Intacta.MobileCE, Intacta.Courier, Intacta.Bridgeway and Intacta.Compactor products, all of which we anticipate will be commercially available by the fourth quarter of 2000.

Intense competition in the market for our products may result in price reductions, lower gross margins or loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.

The market for our software is intensely competitive, fragmented and rapidly changing. We face competition from companies in two distinct markets, the document management market and the electronic communication market. See "Business - Competition."

In addition, as we develop new products, particularly applications focused on electronic communication, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances that may enable them to rapidly increase their market share.

Some of our actual and potential competitors are larger, better established companies and have greater technical, financial and marketing resources. Increased competition may result in price reductions, lower gross margins or loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.

Our future revenue growth could be impaired if we are unable to expand our direct sales infrastructure.

Our future revenue growth will depend in large part on our ability to successfully expand our direct sales force. We may not be able to successfully manage the expansion of this function or to recruit and train additional direct sales support personnel. There is presently a shortage of qualified personnel to fill these positions. If we are unable to hire and retain additional highly skilled direct sales personnel, we may not be able to increase our license revenue to the extent necessary to achieve profitability. If we are unable to hire highly trained consulting and customer support personnel we may be unable to meet customer demands. We are not likely to be able to increase our revenues as we plan if we fail to expand our direct sales force. Even if we are successful in expanding our direct sales force capability, the expansion may not result in revenue growth.

The loss of our Executive Vice President of Research and Development or other key personnel or our failure to attract and retain additional personnel could adversely affect our business, results of operations and financial condition. Our success depends largely upon the continued service of our executive officers and other key management, sales and marketing and technical personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on Dr. Menachem Tassa, our Executive Vice President, Research and Development and director. Dr. Tassa does not have an employment agreement with us and, therefore, could terminate his employment with us at any time without penalty. We have key man insurance on the life of Dr. Tassa in the amount of $2,000,000. However, this insurance would not sufficiently compensate us for the loss of services of Dr. Tassa.

Our future success also depends on our ability to attract and retain highly qualified personnel. The competition for qualified personnel is intense, and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased.

We may be unable to adequately protect our proprietary rights and we may not become aware of or have adequate remedies in the event of breaches or unauthorized activities regarding our proprietary rights.

Our success depends in part on our ability to protect our proprietary software and our other proprietary rights from copying, infringement or use by unauthorized parties. To protect our proprietary rights we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers, although we have not signed these types of agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, these types of breaches or unauthorized activities.

Claims by other companies that our products infringe their copyrights or patents could adversely affect our ability to sell our products and increase our costs.

If any of our products violates third-party proprietary rights, including copyrights and patents, we may be required to reengineer our products or obtain licenses from third parties to continue offering our products without substantial reengineering. If a patent has been issued or is issued in the future to a third party that prevents us from using technology included in our products, we would need to obtain a license or reengineer our product to function without infringing the patent. Any efforts to reengineer our products or obtain licenses from third parties may not be successful and, in any case, could substantially increase our costs, or force us to interrupt product sales or delay product releases.

Our products and products we rely on may suffer from defects or errors and these defects or errors could result in loss of revenues or delay in market acceptance of our products, diversion of development resources, damage to our reputation, increase service and warranty costs and liability claims.

Software products as complex as ours may contain errors or defects, especially when first introduced or when new versions are released. Our new products and product enhancements or new applications or features may not be free from errors after commercial shipments have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs and liability claims.

In addition, third-party products we rely on, such as Microsoft platform products, may contain defects or errors. Our electronic communications products rely on these products to operate properly. Therefore, any defects in these products could adversely affect the operation of and market for our products, reduce our revenues, increase our costs and damage our reputation.

We expect to experience rapid growth which will place a strain on our resources, and any failure to manage our growth effectively could impair our ability to efficiently manage our business, to maintain and expand important relationships with third parties and to attract customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracing of our financial results.

We expect to experience rapid growth in our number of employees, the scope of our operating and financial systems and the geographic area of our operations. Specifically, we plan to hire approximately 29 people by the end of 2000. This growth will result in an increase in the level of responsibility for both existing and new management personnel. To manage our growth effectively, we will be required to continue to implement and improve our operating and financial systems and to expand, train and manage our employee base. Any failure by us to properly manage our growth of these systems could impair our ability to efficiently manage our business, to maintain and expand important relationships with third parties and to attract customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracing of our financial results.

If the market for the Windows CE operating system fails to develop fully or develops more slowly than we expect, our business and operating results will be materially harmed.

Windows CE is one of many operating systems developed for the intelligent computing device, market, and the extent of its future acceptance is uncertain. Because all of our revenue to date has been generated by software products and services dependent on the Windows CE operating system, if the market for Windows CE fails to develop fully or develops more slowly than we expect, our business and operating results will be significantly harmed. Market acceptance of Windows CE will depend on many factors, including:

- Microsoft's development and support of the Windows CE market. As the developer and primary promoter of Windows CE, if Microsoft were to decide to discontinue or lessen its support of the Windows CE operating system, potential customers could select competing operating systems, which would reduce the demand for our Windows CE-based software products and services. In addition, Microsoft has developed a version of its Windows NT operating system for intelligent computing devices and could decide to shift its support to this operating system to the detriment of Windows CE;

- the ability of the Windows CE operating system to compete against existing and emerging operating systems for the intelligent computing device market including: VxWorks from WindRiver Systems Inc., pSOS from Integrated Systems, Inc., VRTX from Mentor Graphics Corporation, JavaOS from Sun Microsystems, Inc. and LINUX. In particular, in the market for palm-size devices, Windows CE faces intense competition from PalmOS used on 3Com Corporation's Palm devices and to date has had limited success in this market. Windows CE may be unsuccessful in capturing a significant share of these two segments of the intelligent computing device market, or in maintaining its market share in those other segments of the intelligent computing device market on which our business currently focuses, including the markets for Internet-enabled television set-top boxes, handheld industrial devices, consumer Internet appliances such as kiosk terminals and vehicle navigational devices, and Windows-based terminals;

- the acceptance by original equipment manufacturers and consumers of the mix of features and functions offered by Windows CE; and

- the willingness of software developers to continue to develop and expand the applications that run on Windows CE. To the extent that software developers write applications for competing operating systems that are more attractive to intelligent computing devise end users than those available on Windows CE, potential purchasers could select competing operating systems over Windows CE.

If the market for intelligent computing devices fails to develop fully or develops more slowly than we expect, our revenue will not grow as fast as anticipated, if at all.

The market for intelligent computing devices is emerging, and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not grow as fast as we anticipate, if at all. We are dependent upon the broad acceptance by businesses and consumers of a wide variety of Windows CE-based intelligent computing devices, which will depend on many factors, including:

- the development of content and applications for intelligent computing devices;

- the willingness of large numbers of businesses and consumers to use devices such as handheld and palm-size personal computers and handheld industrial data collectors to perform functions currently carried out manually or by traditional personal computers, including inputting and sharing data, communicating among users and connecting to the Internet; and

- the evolution of industry standards that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable.

If Microsoft adds features to its Windows CE operating systems that directly compete with software products and services we provide, our revenue could be reduced and our profit margins could suffer.

As the developer of Windows CE, Microsoft could add features to its operating system that directly compete with the software products and services we provide to our customers. Such features could include, for example, faxing, hardware-support packages and quality assurance tools. The ability of our customers or potential customers to obtain software products and services directly from Microsoft that compete with our software products and services could harm our business. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers and potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, the resulting competitive pressures could lead to price reductions for our products and reduce our profit margins.

Unanticipated delays, or announcement of delays, by Microsoft of Windows CE product releases could adversely affect our sales.

Unanticipated delays, or announcement of delays, in Microsoft's delivery schedule for new versions of its Windows CE operating system could cause us to delay our product introductions and impede our ability to complete customer projects on a timely basis. These delays or announcements by Microsoft could also cause our customers to delay or cancel their project development activities or product introductions. Any resulting delays in, or cancellations of, our planned product introductions or in our ability to commence or complete customer projects may adversely affect our revenue and could cause our quarterly operating results to fluctuate.

Our stock price may be adversely affected by sales of our common stock by selling shareholders.

Upon effectiveness of this registration statement, selling shareholders who own more than 48.5% of our common stock will be eligible to sell their common stock in the secondary market. Large sales volumes by selling shareholders could adversely affect the market price of our common stock.

Investors in our common shares may not be able to readily resell their shares, if at all, due to low liquidity in our stock.

Our common shares trade only on the Nasdaq Over-the-Counter Bulletin Board and therefore are subject to low liquidity. As a result, investors may not be able to readily resell their shares, if at all.

We conduct the majority of our research and development in Israel, and instability in Israel may adversely affect our research and development activities.

Our principal research and development facility is located in Beer Sheva, Israel at the headquarters of our wholly owned Israeli subsidiary, Intacta Labs Ltd. Our research and development activities may be adversely affected by economic, political and military conditions in Israel and the Middle East.

We will need to raise significant additional capital in the next 6 months to meet operating expenses.

Our management anticipates that we will need to raise at least $2.5 million during the next 6 months to meet operating expenses. Our success will depend in part on our ability to obtain additional financing. We may not be able to obtain additional financing on terms favorable to us, if at all. We are currently negotiating the terms of a senior bridge note financing. We intend to raise $1,500,000. In addition, we are negotiating with a financial advisor to assist us in a private placement of our common stock to raise up to an aggregate of $10,000,000. We cannot assure you that we will be successful in completing the bridge note financing or private placement of common stock.

                   FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of the factors more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                        USE OF PROCEEDS

This prospectus is part of a registration statement that permits selling shareholders to sell their shares. Because this prospectus is solely for the purpose of selling shareholders, Intacta will not receive any proceeds from the sale of stock being offered.

                        DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                         CAPITALIZATION

The following table sets forth our capitalization as of December 31, 1999 and March 31, 2000:

                                              December 31,   March 31, 2000
                                                     1999

Cash and cash equivalents                     $   917,400       $   796,400
                                               ==========        ==========
Long-term obligations, less current portion             0                 0
                                               ----------        ----------
Shareholders' equity:
  Preferred stock, undesignated,
    $0.0001 par value; 50,000,000 shares
    authorized; no shares issued and
    outstanding                                         0                 0
  Common stock, $0.0001 par value,
    100,000,000 shares authorized,
    17,909,000 issued and outstanding               1,791             1,791
Additional paid-in capital                     19,710,553        19,821,506
Accumulated deficit                           (17,671,200)       18,437,900
Unamortized stock compensation                 (1,199,644)         (966,597)
                                               ----------        ----------
Total shareholders' equity (deficit)              841,500           418,800
                                               ----------        ----------
Total capitalization                          $   841,500       $   418,800
                                               ==========        ==========

                            DILUTION

This offering is for sales of stock by existing Intacta shareholders on a continuous or delayed basis in the future. Sales of common stock by shareholders will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling shareholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospectus investors should be aware, however, that the price of Intacta's shares may not bear any rational relationship to net tangible book value per share.

                      SELLING SHAREHOLDERS

The following are the shareholders for whose accounts the shares are being offered; the amount of securities owned by each selling shareholder prior to this offering; the amount to be offered for each selling shareholder's account; and the amount to be owned by each selling shareholder following completion of the offering:

                                                         Percent of Common
                                                           Shares Owned
                   Number of Number of    Number of
Name                  Shares    Shares Shares After    Before the After the
                       Owned     Owned      Sale (1)   Offering   Offering

Cybermind AG (2)   1,500,000 1,500,000        -           8.4%         -

Gestibroker
Consulting
& Financial
Management S.A.      117,000   117,000        -            -           -

MFC Merchant
Bank SA (3)       1,000,000  1,000,000        -           5.6%         -

Zeljka Tepes        200,000    200,000        -           1.1%         -

Value Invest
Ltd. (4)            830,000    830,000        -           4.6%         -

Affaires
Financieres S.A.    750,000    750,000        -           4.2%         -

Rahn & Bodmer       786,000    786,000        -           4.4%         -

Finter Bank         800,000    800,000        -           4.5%         -

Euroswiss
Securities          810,000    810,000        -           4.5%         -

Mandate
Management
Ltd. (5)            820,000    820,000        -           4.6%         -

PreVision
Overseas
Management
Ltd. (6)             50,000     50,000        -            *           -

Valor Invest
Limited (7)         538,000    538,000        -           3.0%         -

Pensbreigh
Holdings Ltd.
(8)                 640,000    640,000        -           3.6%         -

---------------
*Less than 1%

(1) This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See "Plan of Distribution." Other than described in footnotes (2) and (3) below, no other selling shareholder has held any position or office or had any material relationship with Intacta during the past three years.

(2) Includes 238,000 shares issued by us to Valor Invest in repayment of a loan of U.S.$952,000 pursuant to a loan conversion at the rate of $4.00 per share on June 30, 1999. Includes 300,000 shares purchased directly from Corsa S.A. Holdings.

(3) MFC Merchant Bank is a wholly owned subsidiary of MFC Bancorp Ltd., a public company traded on the Nasdaq National Market.

(4) Giovanni Trivella has sole voting and investment power over Value Invest
Ltd.

(5) Yechiel Sharabi, a director of Intacta, has sole voting and investment power over Mandate Management Ltd.

(6) Janete Elisa Steinberg has sole voting and investment power over PreVision Overseas Management Ltd.

(7) Steve Popovics has sole voting and investment power over Valor Invest
Limited.

(8) Pensbreigh Holdings Ltd. and Intacta are parties to a contract dated March 1, 1999 under which the services of our President, Chief Executive Officer and a Director, Mr. Altaf S. Nazerali, provides his services to us. See
"Management   Employment Contracts   Altaf S. Nazerali." Mr. Nazerali is a
shareholder and officer of Pensbreigh Holdings Ltd.

---------------

On May 31, 1998, we entered into an exchange agreement with Corsa S.A. Holdings. Under the exchange agreement, Corsa S.A. Holdings transferred 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd. to us. In exchange, we issued 11,486,000 shares of our common stock to Corsa S.A. Holdings. See "Related Party Transactions." Corsa S.A. Holdings subsequently sold 7,486,000 of the 11,486,000 shares to some of the selling shareholders above. Corsa S.A. Holdings is not a selling shareholder under this registration statement.

                    SELECTED FINANCIAL DATA

The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and notes to such financial statements included in this prospectus. We have derived the statements of operations data from our audited financial statements that appear in this prospectus, and these data are qualified by reference to the financial statements.


                                                  Year Ended December 31,                    Quarter Ended March 31,
Statement of Operations Data:          1996          1997          1998          1999          1999          2000
Net sales                       $ 1,019,600   $   894,900   $   137,800   $   137,400   $    59,500   $   153,600
Operating Expenses:
  Cost of products and
    components                      514,100       357,500       336,300        90,500            --        72,100
  Research and development          331,900       343,200       903,500     1,047,400       265,500       300,400
  Sales and marketing               526,800       297,000       113,100       113,200         2,500       215,900
  General and administrative      1,605,200     1,353,100     1,699,400     2,619,800       514,000       349,200
                                 ----------    ----------    ----------    ----------    ----------    ----------
    Total operating expenses      2,978,000     2,350,800     3,052,300     3,870,900       809,000       937,600
                                 ----------    ----------    ----------    ----------    ----------    ----------
Loss from operatins              (1,958,400)   (1,455,900)   (2,914,500)   (3,733,500)     (719,800)     (784,000)
Interest income (expense)          (578,700)     (755,300)     (210,000)       95,300        29,700        18,200
Taxes                                 7,300        11,500       (21,300)      (20,600)       (2,300)         (900)
                                 ----------    ----------    ----------    ----------    ----------    ----------
Net loss                        $(2,529,800)  $(2,199,700)  $(3,145,800)  $(3,617,600)  $  (722,100)  $  (766,700)
                                 ==========    ==========    ==========    ==========    ==========    ==========
Basic and diluted net loss
  per common share                    (0.22)  $     (0.19)  $     (0.19)  $     (0.20)  $     (0.04)  $     (0.04)
                                 ==========    ==========    ==========    ==========    ==========    ==========
Basic and diluted weighted
  average common shares
  outstanding                    11,486,000    11,486,000    16,701,583    17,790,000    17,671,000    17,790,000
                                 ==========    ==========    ==========    ==========


                                                                                              As of
                                                     As of December 31,                    March 31,
                                       1996          1997          1998          1999          2000
Balance Sheet Data:

Cash and cash equivalents       $    58,000   $   169,100   $ 3,047,100   $   917,400   $   796,400
Working capital (deficiency)     (5,773,200)   (9,693,400)    1,924,200       574,100       171,600
Total assets                        545,500     1,151,800     3,760,700     1,570,900     1,396,000
Long-term obligations             2,015,900            --            --            --            --
Total shareholders' equity
  (deficiency)                   (5,677,800)   (9,407,800)    2,268,600       841,500       418,800


              MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

Forward Looking Statements

Statements in this Form S-1, including those concerning our expectations of future sales revenues, gross profits, research and development, sales and marketing, and administrative expenses, product introductions and cash requirements include forward-looking statements. As such, our actual results may vary materially from our expectations. Factors which could cause our actual results to differ from expectations include variations in the level of orders, which can be affected by general economic conditions and in the markets served by our customers, and international economic and political climates. Additional factors would be the timing of future product releases, difficulties or delays in product functionality or performance, our failure to respond adequately to either changes in technology or customer preferences, or to changes in our pricing or that of our competitors, our inability to manage growth, from non-payment of accounts receivable and changes in budgeted costs. All of the above factors constitute significant risks to our company. There can be no assurance that our results of operations will not be adversely affected by one or more of these factors.

Overview

Our company was incorporated in October, 1997 in the State of Nevada with the intent that it would apply for listing on an exchange and by means of an acquisition become a fully operational public company. Initially we raised approximately $1 million to fund our activities, primarily to complete our due diligence review of two target companies which have become our wholly-owned subsidiaries, and to prepare all of the necessary documentation associated with their acquisition. We acquired both subsidiaries after successful negotiation with Corsa S. A. Holdings, which we refer to as Corsa, which owned both subsidiaries. While an agreement had been signed in October 1997, we did not complete the acquisition until May 31, 1998. The parties agreed to an exchange of shares so that we would acquire all of the common shares of Intacta Delaware Inc., a Delaware corporation, which we refer to as Intacta Delaware and all of the common shares of Intacta Labs Ltd., an Israeli corporation, which we refer to as Intacta Labs, from Corsa for total consideration of $11,486,000, to be paid through the issuance of 11,486,000 common shares of our capital stock from treasury to Corsa, each share valued at $1.00. This valuation of the subsidiaries equated to the approximate aggregate accumulated deficits of the two companies to that date which we accepted and in turn Corsa agreed to accept the per common share value of $1.00 which approximated the market trading value at the time of our initial discussions and signing of the letter of intent. We acquired both companies to acquire their core technology developed by Intacta Labs and marketed through Intacta Delaware worldwide. While Intacta Labs holds all of the patents and proprietary rights to the technology, Intacta Delaware holds all of the marketing rights worldwide, necessitating the acquisition of both companies.

In late 1997, with our concurrence, the previous management of our two wholly-owned subsidiaries, decided to cease production of their current products, primarily two versions of a fax storage and retrieval unit termed the FaxPal, each version having different amounts of onboard memory. They also decided to wind down all marketing efforts related to the FaxPal products, and to begin development of new products based on our patented core technology. In the past, Intacta Delaware had been successful in negotiating a licensing arrangement for use of this proprietary technology. The terms of this agreement provides for licensing royalties to be paid quarterly to us based on the volume of the licensee's sales where our technology is imbedded. This license provided royalty revenues in 1998 and 1999.

Our management currently is negotiating additional licensing arrangements to build on this utilization of our core technology. At the same time, we are intending shortly to launch our first two new products, Intacta.MobileCE and Intacta.Courier developed by our Intacta Labs team and anticipate launching other new products later in the current year. We plan to market both new products directly to consumers as downloadable files from the internet as well as to license their use by manufacturers in the future. We also plan on selling some of our other new products directly to consumers, again as downloadable products via the Internet, and to license the software to manufacturers for inclusion in their software products.

Our financial condition reported as at December 31, 1999 includes all amounts for the parent company, Intacta Technologies Inc., and our two wholly-owned subsidiary companies, Intacta Delaware, and Intacta Labs. Our reported earnings from operations include the combined earnings of Intacta Technologies Inc. and our two subsidiaries for the full 1999 year.

Because we had only approximately five million shares issued, the 11,486,000 new shares issued to Corsa represented a majority holding of our stock and consequently Corsa obtained control of the parent and both subsidiaries. In instances like this, accounting principles require that the transaction be reflected in financial statements as a "reverse acquisition" where the subsidiaries essentially acquire the parent. In this form of accounting, the statements are created by aggregating the accounts of the two subsidiaries, as would have been the case if Corsa had retained ownership, and then adding the accounts of the parent for the relevant period when all three companies came under common control. In this case, common control started immediately after the completion of the acquisition, effectively June 1, 1998. Consequently, as noted above the 1999 earnings include the accounts of all three companies for the full year but for 1998, the earnings include the full year for the two subsidiaries but only the earnings for our parent, Intacta Technologies Inc. for the seven months following the date of acquisition. Also, according to proper accounting practice to portray all three companies as if they were operating as a single entity, transactions between the three companies have been eliminated.

Regarding our most recent quarter ended March 31, 2000 our financial condition reported includes all amounts for the parent company, Intacta Technologies Inc., and our two wholly-owned subsidiary companies, Intacta Delaware, and Intacta Labs, and our reported earnings from operations for the quarter include the combined earnings of Intacta Technologies Inc. and our two subsidiaries, consistent with the comparable quarter in 1999.

Results of Operations for the quarters ended March 31, 2000 and March 31,1999

Revenues

Our revenues for the first quarter of year 2000 aggregated $153,600, up significantly from the 1999 level of $59,500. This year's revenues included royalty revenues of $12,800 and unusually high products and components revenues generated from sales primarily of chips in our Israeli inventory of $140,800. By comparison in 1999, our royalty revenues were somewhat higher at $44,800, while product and component sales revenues were much lower at only $14,700. Included in this latter amount for 1999 were product sales revenues for our discontinued FaxPal products amounting to $7,700. There were no sales of the FaxPal product units in 2000. The remainder of $7,000 reflects sales of Israeli components and some fees earned from providing special technical services to another company using our technical staff because of their unique expertise. We do not anticipate this consulting revenue source to continue at this high level throughout the remainder of the year. However we recently signed another licensing agreement for use of our proprietary code in Japan and consequently expect licensing revenues to increase significantly.

Operating Expenses

Our operating expenses for the first quarter were $937,600 which is somewhat higher than the costs of the first quarter of 1999 of $809,000. Our expenses include Costs of Products and Components, Sales and Marketing, Research and Development and General and Administration.

Costs of Products and Components
Our costs of products and components for the first quarter were $72,100 in year 2000 primarily as a result of the sale of computer chips on hand in our inventories in Israel, the costs of which were $54,000. The remaining costs are attributable to a few sales of other components and for components used in our development programs. By comparison, there were no costs in the first quarter of 1999.

Research and Development

The Research and Development expenditures amounted to $300,400 in the quarter, up from the 1999 level at $265,500. The cost level in the current year represents the costs of our continuous research activity, salaries for staff of $159,200 versus $159,800 in 1999, office and other support facility costs of $50,800 in the current year as compared with $15,300 in 1999, and the impact of our stock-based compensation of $90,400 in year 2000, the same amount as in 1999. Our current staffing level has remained essentially constant over the last two years and no changes are planned, and the costs of operating this facility are also expected to remain at these approximate levels.

Sales and Marketing

The Sales and marketing costs for the current quarter were $215,900. This cost level reflects the activation of our Sales and Marketing function, whereas in 1999, our costs were only $2,500, when there was no sales or marketing activities taking place. We started to market our proprietary technology late in 1999 and have transferred three staff members into this function and engaged another. The results of their activities to date are reflected in the most recent signing of a licensing agreement in Japan and with other licensing discussions currently under way. Costs this quarter include primarily salaries of $142,500, and the cost of our stock-based compensation program as it affects options granted to the Sales and Marketing staff amounting to $28,200. As previously reported, our management decided late in 1997 to commence the wind down of all marketing efforts and to focus on developing new products utilising the Company's core technology. All sales staff were released in 1998 and senior management were released later in the year. Consequently, costs in the prior year's quarter were virtually nil.

General and Administration

Our first quarter General and Administration costs this year amounted to $349,200 which is 35 per cent lower than the 1999 costs of $541,000. This decrease reflects primarily the transfer of the three staff members to the Sales and Marketing function on a full time basis. In 1999, two of these staff members were on board at the time. General and Administration costs for 2000 included salaries of $64,000, facility and support costs of $14,700, professional fees and regulatory costs of $45,100, and option compensation amortisation of $225,400. The 1999 costs included salaries of $117,300, professional fees of $67,200, office, travel and general of $156,300, and the stock compensation charge of $200,100.

Other Income(Expense)

We earned interest on funds held on deposit during the period amounting to $18,200. In 1999, we earned $29,700, higher due to the higher level of funds on deposit during the prior year.

Net Losses

Our net loss was $766,700 after taxes of $900 in the quarter, which is only six per cent higher than the loss in 1999 of $722,100 when taxes were $2,300. The slightly higher loss this year reflects the activation of the marketing function and commensurate higher Sales and Marketing costs this year.

Results of Operations for the years ended December 31, 1999 and December
31,1998

Revenues

Our total revenues in 1999 were $137,400, virtually the same as those in 1998 of $137,800. The 1999 revenues include a small contribution for sales of our discontinued FaxPal product group of only $9,500 and the sale of electronic components held in inventory in Israel and related technical support fees amounting to $54,500, these two sales aggregating $64,000, and royalty revenues of $73,400. In 1999, FaxPal product sales revenues for the year fell to only $9,500, a decline of approximately 90 per cent from those in 1998 when sales for the year were $89,300. We had experienced sales volume and gross margin declines throughout 1997 and this led to our decision to wind-down our marketing efforts for these existing products late in that year. The wind-down was effectively completed in the first quarter of 1998 and as a result, our 1998 sales revenues were essentially earned all in the first quarter and fell off significantly after that time. Our sales in 1999, without the benefit of any marketing support therefore reflect only the small volume of units sold and shipped either directly by us or through a reseller to end customers in accordance with our policy to reflect sales revenues only upon ultimate shipment to the end user. We do not anticipate initiating any further promotional activity for the FaxPal unit and expect no future revenues to be earned from sales of these products.

As noted above however, we earned other 1999 revenues through the sale of computer chips we had on hand in conjunction with the development of one of our new products, which will be a hardware unit. Revenues from this sale were $54,500. No comparable revenue was generated in 1998. Finally, our 1999 revenues were enhanced significantly by royalties from an existing licensing arrangement for use of our source code by another software company and yielded $73,400, a 51 per cent gain over the 1998 level of $48,500. Revenues from this licensing arrangement are recognized in our accounts at the time the licensee reports the quarterly usage and remits payment. As previously stated, one of our near-term objectives is to add new licensees to increase our royalty revenues.

Operating Expenses

Our Operating expenses overall for 1999 were $3,870,900. This level is 27 per cent higher than that incurred in the prior year, of $3,052,300. Operating costs include costs of products and components, Research and development, Sales and marketing, and General and administrative for all three companies including depreciation. Our costs of products and components amounted to $90,500 in 1999. This amount included both costs related to electronic components sold and the write off of materials used in the production of FaxPal products also held in Israel and determined to no longer be useful. The original cost of the discontinued FaxPal unit materials determined to no longer possess any resale value amounted to $46,100 with the remainder of $44,400 representing the costs related to the electronic components sold and other material costs. By contrast, our 1998 costs, all related to the discontinued FaxPal product group, aggregated $336,300. This 1998 amount included actual costs of FaxPal products sold of $96,200, and a write down of all of the remaining inventoried costs for the finished products on hand amounting to $240,100. This write off reflects the decision made in 1998, following the decline in FaxPal gross margins essentially to zero in the latter part of 1997, to no longer manufacture and market the FaxPal product group. Since all product costs had thereby been expensed in 1998, no costs of product were recorded for the 1999 sales.

Research and Development

Our 1999 Research and development expenditures, at $1,047,400, were 16 per cent higher than those for 1998 of $903,500. In 1998, several research staff were added early in the year and additional set-up expenditures on equipment and staff costs were incurred as a result of our ramping up of development efforts for new product applications. The cost level in the current year represents the costs for the full year of our continuous development activity, salaries for our staff and for office and other support facilities. The salary costs represented 56 per cent of our total costs of our Israeli operations this year, down from 72 per cent in 1998. The current staffing level is expected to be maintained and the costs of operating this facility to remain approximately constant also over the next year. The total costs for both years include the impact of our stock compensation and represents in 1999 $222,400 or 21 per cent of the total function costs, and for 1998 the impact amounted to $129,700 or 14 per cent of the prior year total cost amount. The determination of these costs is more fully described in conjunction with our discussion of Administration costs below.

Sales and Marketing

Our Sales and marketing costs were $113,200 in 1999, virtually the same as those in the prior year of $113,100. As noted above, we conducted no sales efforts in 1999 but engaged design and marketing groups to assist with our development of the new business strategy and to advise us regarding the launch of our new software products. In contrast, our 1998 costs related only to media and co-operative advertising programs promoting the FaxPal products and were incurred essentially all in the first quarter. At this time, we have a number of new product applications developed with two ready for release shortly. We anticipate that new marketing staff will be engaged in the near future to initiate product launching and manage our sales and marketing functions and consequently salary and travel as well as promotional costs will increase significantly in the future.

General and Administrative

General and administrative costs increased 54 per cent over the prior year's amount of $1,699,400 to $2,619,400 in 1999, the increase brought about primarily by our stock option compensation charge for the year, the addition of several new executive staff and related office and travel expenses, and for consulting and professional fees to support various corporate projects. This group is providing overall management of the public company as well as the subsidiaries, and is also managing several key projects:

- directing the development of our Company's new business strategy,
- developing a new corporate identity with supporting documentation,
- restructuring the corporate entities in line with the new business strategy,
- generating interim financing and also additional financing options, and
- identifying new technical and strategic partners.

Our General and administrative costs include salaries and fees for full-time and contract staff, professional and other consulting fees incurred in support of the design and research for our new strategy and corporate identity development, costs for shareholder information and regulatory requirements as well as the preparation of our Form S-1 filing with the Securities and Exchange Commission, our stock option compensation annual charge and office support and travel costs for the staff.

The 54 per cent increase over the 1998 level reflects primarily the impact of our stock option compensation. Other factors which caused the year over year increase were associated with the increased activity related to the above corporate redirections and includes increases primarily in consulting and professional fees of 64 per cent to $449,000, coupled with higher salary costs of $497,000, up 27 per cent over those of 1998 and higher travel of $230,000, also up 27 per cent from last year's level.

We had granted stock options to a number of management and research staff as part of our incentive compensation program. As a consequence, and in accordance with the requirements of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and with the requirements of SFAS No. 123, Accounting for Stock-Based Compensation, we incurred total expense of $1,238,400 which reflects the difference in fair market value of our common stock at the grant date, as compared to the exercise price for those accounted for in accordance with APB No. 25, and the fair value of the options issued at the grant date using the Black-Scholes Option Pricing Model for those accounted for in accordance with SFAS No. 234. By comparison, the expense recorded in 1998 amounted to $668,800. Of the total 1999 amount of $1,238,400, $222,400 was allocated to Research and development as it relates to options granted to the technical staff and the remaining $1,016,000 relates to options granted to directors, officers and others all charged to Administration. The 1998 comparable total charge equaled $668,800, of which $129,700 was allocated to Research and development and the remaining amount of $539,100 was allocated to Administration.

Other Income (Expenses)

In 1999, we earned $104,000 in interest income from funds on deposit from a financing completed in December 1998. No comparable interest revenues were earned in 1998. Also, in 1999, we incurred interest costs of $8,700 in our Israeli operation related to the inventory purchases made in the year. By comparison, in 1998 we incurred $210,000. This interest expense was incurred by Intacta Delaware and Intacta Labs for advances from their previous parent company, Corsa which had been made in prior years to sustain their operations. These advances were extinguished prior to the closing of our acquisition and consequently we incurred no interest expense in 1998 after that date.

Net Losses

The 1999 Net Loss of $3,617,600 was 15 per cent higher than the 1998 figure of $3,145,800.

Year Ended December 31, 1998 Compared To Year Ended December 31, 1997

Revenues

Consolidated revenues for the full year 1998 were only $137,800, down significantly from the 1997 level of $894,900 when we were actively marketing our FaxPal products. In the fourth quarter of 1997, management of both Intacta Delaware and Intacta Labs recognized that the market potential for its primary product, FaxPal, and other related products was proving less than forecast and they decided to reduce marketing efforts and initiate significant design revisions to its core applications. Consequently, during all of 1998, the marketing and sales effort was reduced and without this support, revenues declined significantly.

Operating Expenses

Costs of Products and Components

Because of this change in direction, management realized mid-year that inventory levels conceived to support a high sales forecast early in the year, were too high and recorded a write-down equal to the total value of the current inventory of these products, amounting to approximately $240,100. As a consequence of this write-down, cost of products for 1998 totaled $336,300, reflecting product costs of units sold in the year of $96,200, plus the above reserve amount. By contrast, the 1997 cost of sales was $357,500, all related to units sold.

Research and Development

The 1998 Research and development costs of $903,500 were more than double the $343,200 incurred in 1997, the increase due to the additional developmental work performed to carry out the product revisions and to the impact of our stock compensation plan. Costs in both years include salaries, the costs associated with the stock compensation plan and office support as well as some development software and other equipment. Several additions to staff were made during 1998, the stock plan cost for the year of $129,700 and the costs of computer equipment and software for these new staff members as well as materials for hardware development work related to the new products, caused overall costs to rise 163 per cent.

Sales and Marketing

Sales and marketing expenses are all incurred by Intacta Delaware. Sales and marketing costs were only $113,100 in 1998, approximately 38 per cent of the total incurred for 1997 of $297,000. The lower 1998 expenditures reflects our decision to revise and reposition our products and to reduce marketing efforts. Early in 1998, the sales staff was reduced and all were released by year-end.

General and Administrative

General and administrative costs for 1998 were $1,699,400 representing an increase of $346,300 or 26 per cent above the 1997 costs of $1,353,100. General and administrative costs include primarily salaries and other office costs, stock option compensation, professional and other consulting service fees and travel. The higher overall costs in the current year reflect the impact of our stock option compensation and the corporate costs of our parent company, salaries and office costs and professional fees, consulting support and travel costs related to the restructuring and acquisition of the two subsidiary companies mid-year. These increases were offset to some degree by savings from reduced staffing of Intacta Delaware, and general restraint during the corporate restructuring.

In 1998, we granted 1,005,000 common stock options to key management and staff pursuant to our adopting an incentive stock option plan. The options have an exercise price of $1.50 per share. As the market value on December 31, 1998 was higher than the exercise price, in accordance with Accounting Principles Board Opinion

No. 25, Accounting for Stock Issued to Employees and in accordance with the requirements of SFAS No. 123, Accounting for Stock-Based Compensation, we incurred a stock option compensation cost amounting to $668,800 in 1998, of which $129,700 was allocated to Research and development and the remainder of $539,100 to Administration. As the plan was adopted in 1998, no costs were incurred in 1997.

Net Losses

The 1998 net loss was $3,145,800 after provision for interest costs of $210,000 incurred as a result of loans from Corsa prior to the acquisition, other costs of $19,600 and state taxes of $1,700 for the year. The 1997 net loss of $2,199,700 was $946,100 or 43 per cent lower than that for 1998 primarily due to the large swing in the loss from operations which amounted to $1,458,600 between the two years, offset by an interest charge of approximately $755,300.

Liquidity and Capital Resources

In 1999, we completed our restructuring and business planning, and were negotiating additional licensing arrangements which we expect will provide revenues in year 2000. We have successfully completed development of two of our new software products, Intacta.MobileCE and Intacta.Courier and our Intacta Labs staff have provided considerable design customization for potential licensees of our core technology. We anticipate further additions to staff to support several of these potential licensing commitments and to expand our marketing force in the near future.

As a result of our activities during 1999 and the first quarter of 2000, our cash position at the beginning of 1999 of $3,047,100 has declined to the relatively low position at December 31, 1999 of $917,400 and lower still at March 31, 2000 at $796,400. The total drawdown of $2,250,700 over the fifteen month period resulted from the impact of the losses in 1999 of $3,617,600 and for the first quarter 2000 of $766,700, offset only by advances from a shareholder of $436,000 received this past quarter, although the impact of the stock compensation charges to 1999 of $1,238,400 and to 2000 of $344,000 included in these losses were non-cash in nature.

While the losses in prior years have approximated the 1999 year level of $3,617,600, due to the change in ownership and associated reverse merger accounting, and the refocus of our business away from its predecessor
FaxPal products and to the development of new software applications, we don't consider that comparisons between years would be meaningful as an indication of future trends for both sources of funds and their use in operations.

We recognised the need late in 1999 for additional funding to expand our activities for the coming months and are planning to raise $1.5 million through the completion of a bridge note financing as soon as possible, and to subsequently raise up to $10.0 million by means of a private placement of our common stock later in the year. We cannot be assured that we will be successful in completing the bridge note financing or the private placement of our common stock.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern. Primarily as a result of our losses, our independent auditors modified their opinion on our 1999 financial statements and the two preceding years to include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern at that time.

Year 2000 Issues

Even though the date is now past January 1, 2000 and we have not experienced any immediate adverse impact from the transition to the Year 2000, we cannot provide assurance that our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, computer programs that were date sensitive to the Year 2000 may not process the Year 2000 as a leap year and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

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

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP No. 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. The adoption of this standard has not had a material effect on our capitalization policy, results of operations, financial position or cash flows.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 require companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If conditions under SFAS No. 133 are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of

- the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk, or
- the earnings effect of the hedged forecasted transaction.

For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, we have not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, we do not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

In February 1998, the FASB issued SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 did not have a material impact on our current disclosures.
In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement established standards for the way companies report information about operating segments in its financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS No. 131 did not have a material impact on our financial statements as we operate as one business segment.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosure prescribed by SFAS No. 130 did not have a material impact on us.

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

                            BUSINESS

Overview

We develop and market products to

- enable businesses to manage the production, distribution and storage of content over Internet and paper-based media. Our technology also permits the seamless exchange of data between electronic and paper media.

- reduce bandwidth and archiving requirements for content. Transmission time and storage requirements of some types of large files and formats are significantly reduced using our compression and error correction techniques that offer advantages over other widely used methods such as TIFF and ZIP compression.

- secure the management, authentication and archiving of sensitive business information. Our technology and products apply equally to electronic and paper-based formats. We have developed specific products that have applications in registration forms that can then be sent electronically or via fax.

- improve the performance and convenience of mobile wired and wireless telecommunications and applications. These include the emerging category of information and Internet devices such as palm/handheld computers, smart cell phones, etc. Our compression technology lowers bandwidth requirements; our security technology protects transmission and our error-correction technology improves the integrity of content transmission under less than desirable environments.

- enhance hardware and software server products that integrate our proprietary compression and error correction techniques.

- increase user's satisfaction by improving convenience and time-savings. Our technology allows users to compress/decompress and encode/decode multiple-files containing different file formats with a single mouse click.

Our products include:

- Intacta.Courier, a software application that is installed in a personal computer, or network server, to enable a personal computer or network server to send and receive standard and color faxes, send faxes via email and send faxes with file attachments. Intacta.Courier incorporates our compression and encoding technology. It also provides the capability of automatic file conversion between Windows CE-based mobile communications and Windows 95/98/NT-based enterprises.

- Our Intacta.Bridgeway product is a hardware version of Intacta.Courier. It can either stand alone or be integrated into an existing server environment. Additionally Intacta.Bridgeway integrates several functions that allow it to operate as an independent remote server.

- Intacta.MobileCE is a software application that operates with Windows CE-powered intelligent computing devices to enable the devices to send and receive faxes, send faxes via email and send faxes with file attachments.

Each of these products provides our unique compression, encoding, decoding and security features to local area network, wide area network and Internet faxes and electronic messaging. Intacta.MobileCE and our document management solutions are the only products we are currently marketing. When these products are used together, they provide end-to-end solutions between the mobile workers and a business. We intend to begin marketing Intacta.Courier and Intacta.Bridgeway in the third and fourth quarters of this year.

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

Industry Background

Document Management

Historically businesses relied solely on paper-based document management systems. Today's computer-based business environment has altered the historical business model, allowing businesses to manage, authenticate, archive and transmit documents electronically. Many businesses have recognized the cost savings of implementing an electronic document management system. Electronic document management involves the application of imaging and related technologies, to effectively convert unstructured paper-based information into structured electronic data. Eliminating or reducing reliance on paper in document management, authentication and archiving allows information to be controlled, distributed, and utilized in an efficient, cost-effective manner.

Our document management solution benefits businesses by providing a comprehensive, cost-effective document management system.

Electronic Communications

The increasingly widespread use of electronic communications, including the Internet, is enabling networks of businesses and consumers to collaborate, access information and conduct business and personal interactions more effectively. To be successful in the electronic communications market, we believe that a solution provider must adequately address the issues of data integrity, security, authentication, bandwidth, storage and archiving, unified messaging and multicast requirements for both electronic and paper-based data. Our technology provides the building blocks for creating a range of solutions in the electronic communications market from streamlined applications for small businesses to highly complex systems for large businesses. Our technology is highly adaptable and customizable for incorporation into most electronic software or hardware applications and into most non-electronic printable media. With this inherent flexibility and scalability, our products solve a variety of content management problems for businesses.

Solution

We provide a solution by providing products that enable electronic conversion of documents. Our technology permits 100% of content and format to be easily and efficiently exchanged between paper and electronic forms. This unique technology provides the "missing link" between paper-based document management, electronic document management and electronic communication of both paper-based and electronic documents. We believe our solution delivers the following benefits:

- Savings in storage space since our compression techniques have the ability to compress, for example, a 50-page document as one or two equivalent pages depending on the graphic content of the original document.
- We can transmit the original data in binary form either through fax or e-mail, permitting the recipient to edit and view the original document with its original formatting.
- The transmitted documents can be encoded such that only the authorized or intended recipient will be able to view the data.
- Reduction in bandwidth usage, and transmission time resulting in significant savings in telecommunications time for users. For example, a fifty-page document can be sent as a single page via fax protocol, or significantly compressed if sent by other electronic means, including e-mail.

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

Technology and Products

Technology

Our solution is based on our technology which compresses digital files comprising text, video, graphics (including color) or sound into a two-dimensional graphical grid, which we call an Intacta.Code. Our patented technology applies encoding and error correction applications to the digital file creating a secure, damage resistant graphical representation of the original digital file. The key features of our patented technology are:

- Compression. The compression capability of our patented technology decreases the amount of bandwidth required to transmit information (in the form of an Intacta.Code) via a network, facsimile or the Internet. Our compression rates exceed the current capabilities of standard tagged information file format, or TIFF, and ZIP methods, enabling faster and more effective management of large databases and complex files. The compression not only increases the data density of the Intacta.Code image, but also improves the performance of the error correction algorithm. For fax-based communications, our technology reduces transmission costs by enabling documents of up to 110 kilobytes of digital data (approximately 100 pages) to be sent as a single page fax transmission.

- Encoding and Decoding. The encoding and decoding capabilities of our patented technology enable users to create an encoded Intacta.Code. Users can decode an Intacta.Code by viewing it with our special viewer or by printing it using a standard printer equipped with our special viewer.

- Security. The security capability of our technology enables users to protect information contained within an Intacta.Code. The security features include the ability to restrict access to an Intacta.Code to particular users only and the ability to verify the sender and contents of an Intacta.Code containing sensitive information. Protection can also be layered such that a reader would require a separate and distinct password to access successive layers of information.

Products

Our solution, which is based on our patented technology, includes the following products:

Intelligent computing devices. We intend to market a broad range of software products that provide a variety of faxing functions to devices we call intelligent computing devices, or intelligent computing devices, to enhance the functionality of those devices. Intelligent computing devices are an emerging class of products with sophisticated processing power that are designed for specific computing and communications applications. These devices are described as "intelligent" to distinguish them from rudimentary single-purpose computing devices with only limited functionality. Examples of intelligent computing devices include

- television "set-top boxes," which sit on top of television sets and provide users with advanced cable TV access services, sophisticated video gaming features and Internet access;
- handheld and palm-size personal computers;
- gaming systems;
- handheld industrial data collectors;
- consumer "Internet appliances" such as kiosk terminals and navigational devices in cars and trucks; and
- terminals.

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

Compared to traditional computers intelligent computing devices are often less expensive and more adaptable in terms of their size, weight and shape, while still providing sophisticated computing and communications capabilities, including Internet connectivity.

Intacta.MobileCE. Intacta.MobileCE is a communications software suite developed to respond to the Enterprise need for robust communications software that is bundled with intelligent computing devices to enable intelligent computing devices to send and receive faxes, send faxes via email and send faxes with file attachments. It is designed for use on any Windows CE-powered system, with sufficient error correction capabilities for wireless and satellite transmission. Intacta's unique compression process saves bandwidth and transmission time, reduces communication costs and enhances the value of mobile systems. Files, faxes and e-mail can be received, viewed, and printed. A complementary product conversely allows desktop systems to open and read files sent from a palm-top computer. Intacta.MobileCE provides our unique compression, encoding, decoding and security features to intelligent computing devices. Intacta.MobileCE is the only product we currently market for use with intelligent computing devices.

Intacta.MobileCE is currently being evaluated by several U.S. and Japanese manufacturers of Windows CE devices for integration into future products. We cannot assure you that these evaluations will result in these manufacturers integrating Intacta.MobileCE into any of their Windows CE devices. We also intend to launch a version of Intacta.MobileCE for retail customers in the third or fourth quarter of 2000. We are currently evaluating conversion of Intacta.MoblileCE to Palm OS and EPOC OS-based systems.

Intacta.Courier. Intacta.Courier is a software application that is installed in a personal computer, or network server, to enable the personal computer to send and receive faxes, send faxes via email and send faxes with file attachments. Intacta.Courier provides our unique compression, encoding, decoding and security features to local area network, wide area network and Internet faxes. We are currently Beta-testing Intacta.Courier and anticipate that it will be commercially available in the fourth quarter of 2000. We are developing a module to Intacta.Courier, called Intacta.Smartbar Fax Delivery Solution, which we anticipate will be commercially available concurrently with Intacta.Courier. Intacta.Smartbar Fax Delivery Solution allows users to embed digital information containing the identity and addressing information of the sender and recipient of a fax into the cover sheet of the fax. If a user employs Intacta.Smartbar when sending a fax, the recipient can utilize the information in the Intacta.SmartBar to:

- automatically add the sender's contact information to his address book,
- reply to the sender by fax without creating a fax cover sheet,
- reply to the sender by email without addressing the email,
- incorporate automatic sender determined encryption and automatic recipient determined decryption, and add additional macros for custom applications.

Intacta.Bridgeway. Intacta.Bridgeway is a hardware platform that supports all common protocols in commercial and residential networks. It embeds all the functionality of Intacta.Courier and our patented compression and encryption technology. Intacta.Bridgeway incorporates our softmodem module that permits fax communication between two Intacta.Bridgeway units at 33.6kps. Intacta.Bridgeway provides a wide degree of customization for both vertical and horizontal markets. Once installed and configured, the sending and receiving processes are totally transparent to the user's operation. Examples of applications include:

- creates a unique and efficient network that allows any of the 100 million legacy fax devices to connect to local and wide-area networks;

- provides color faxing capability and the ability to produce original quality documents by connecting to a color printer either directly or on a server;

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

- functions as a mini document server which compresses and routes outgoing documents using Intacta's proprietary technology, for cost efficiencies of up to 90 percent;

- enables legacy fax and multi-functional peripherals to send and receive faxes via email and sends faxes with file attachments;

- creates low-cost, secure closed-communications network with a unique encoding/decoding dynamic link library for a specific customer's network;

- enables remote polling for various applications where each unit has its own unique Internet protocol address.

We are currently developing Intacta.Bridgeway and anticipate that it will be commercially available in the fourth quarter of 2000.

Both Intacta.Courier and Intacta.Bridgeway allow seamless file conversion between Windows CE-based intelligent computing devices and Windows 95/98/NT-based businesses. The combination of our Intacta.MobileCE and Intacta.Courier products form an end-to-end solution for businesses with mobile workforces.

Custom Designed Products. We are currently developing the following products which we intend to market to large enterprises: Intacta.Compactor; Intacta.Docmanager; Intacta.Smartform; and Intacta.Smartbar. Each of these products will be custom designed for each business purchaser.

Intacta.Compactor. Intacta.Compactor is a software application that decreases the need for data storage space and data transmission time by providing compression capabilities for document management systems. Our Intacta.Compactor compression technology provides the user with a choice of lossy and lossless compression. Generally, lossy compression applies to image and audio files where it is not imperative that 100% of the original content is retrievable. Users can choose what level of picture or sound quality is acceptable. Lossless compression dictates that 100% of the original content is retrievable. Intacta.Compactor provides the following features to document management systems:

- unique compression and security features of our patented technology,
- lossless compression efficiency that can be up to 40% more effective than standard TIFF 4-file compression,
- adjustable lossy compression up to 300%
- easily customizable, and
- can be used with any language.

We anticipate that we will begin marketing Intacta.Compactor by the fourth quarter of 2000.

Intacta.Docmanager. Intacta.Docmanager is a software application that decreases the need for data storage space by converting paper documents to digital documents for document management systems. Intacta.Docmanager converts paper documents to digital documents without optical character recognition, and reconverts the digital documents to paper documents without optical character recognition on an as-needed basis. Intacta.Compactor provides the following features to document management systems:

- document authentication,
- safeguards against falsification,

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

- compression efficiency that can be up to 40% more effective than standard TIFF 4-file compression,
- 100% accurate file recovery, and
- can be used with any language.

We are currently seeking strategic industry partners to commercialize Intacta.Docmanager.

Intacta.Smartform. Intacta.Smartform is a software application that simplifies and improves product registration between a business and its customers by automating the generation, processing and storing of product registration information. Intacta.Smartform is easily customizable and can be used with any language. We have signed an initial licensing agreement with DataLode Inc., a provider of registration services to Hewlett-Packard.

Intacta.Smartbar. Intacta.Smartbar virtually creates a document within a document, or sub-document. The software application compresses and encodes information contained in financial, legal and personal identification documents and provides digital authentication and verification of that information at a later time. Intacta.Smartbar creates a encrypted printed code of the information that can be read with full accuracy by most standard scanners. Intacta.Smartbar can create documents within documents of various sizes and densities to best fit a user's needs. Further benefits include multi-level security in which a level can be read only by those with appropriate clearance. All Intacta.Smartbar technology can be transmitted via any media. In addition, Intacta.Smartbar can be used with any language. We are integrating Intacta.Smartbar into our Intacta.Courier and Intacta.Bridgeway applications and discussing with other developers the use of this module in third party applications for embedding digital information in various forms and security applications, e.g., insurance, health, secured documents such as checks and bonds. Versions of Intacta.Smartbar have been licensed for use in Japan's Ministry of Health and other applications.

Customers and Markets

Our large regional and international business customers are described below:

DataLode Inc. In July 1999, we signed a license agreement for our Intacta.Smartform module with DataLode Inc. DataLode has a contract with Hewlett-Packard and others to provide warranty registration services for products in Europe and North America. DataLode has agreed to utilize our Intacta.Smartform to eliminate manual data entry and the need for optical character recognition. This is anticipated to lower their cost, assure 100% data accuracy and increase the overall efficiency of their operations.

Nippon Telegraph and Telephone Corporation. Our communications software has been selected by NTT Electronics Corporation, a subsidiary of Nippon Telegraph and Telephone Corporation of Japan, for NTT Electronics Corporation's new mobile communications technology, RZ SSB, a digitally enhanced narrow band radio communications system. NTT Electronics Corporation has developed a new mobile radio technology that delivers transmission of data, telephone, fax, and video under mobile conditions.

Systems Nakashima Co., Ltd. In April 2000, we entered into an agreement to license our Intacta.Code technology to Systems Nakashima Co., Ltd. Under the agreement, Systems Nakashima has agreed to pay us a royalty fee in exchange for the right to license the technology to newspaper publishers in Japan. Systems Nakashima has licensed the technology to Fujitsu, who has announced that the Yomiuri Shimbun will be the first Japanese newspaper to adopt the program.

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

Sales and Marketing

We plan to market and sell our products through a direct sales force and through our Web site. We plan to locate our direct sales force in the United States, Canada, Europe, the Middle East and Asia Pacific.

One of our key objectives is to create sales teams with a regional presence to establish and build strong relationships with original equipment manufacturers and systems integrators and to increase our responsiveness to customers and local market opportunities.

Our marketing efforts are directed at promoting our products, creating market awareness and generating leads. Our marketing activities include online demonstrations, print and online advertising campaigns and attendance at industry trade shows events and trade conferences. We plan to use the Internet extensively to increase awareness of Intacta and communicate with potential customers, existing customers and others. Through our Web site, we plan to provide online access to our customer messages and information regarding products, respond to customer inquiries, conduct direct online sales of our products and generate sales leads for our direct sales force.

As of March 31, 2000, we employed a total of 3 people on our sales and marketing team.

Strategic Relationships

We plan to implement arrangements with third parties through which we will grant the third parties the right to sell and implement our products. Specifically, we seek to reach agreements with the following types of third parties:

- Solution Providers. We plan to grant solution providers the right to market and resell our products and to provide education, implementation and customization for the solutions they sell as well as for sales made through our direct sales team.

- Systems Integrators. We plan to grant systems integrators the right to provide implementation, customization and training services to customers who have purchased solutions through our direct sales team.

To date, we have not entered into any arrangements with third party solution providers or systems integrators.

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

Research and Development

Our research and development team is responsible for the design, development and release of our products. Our Vice President of Research and Development works closely with our sales and marketing department as well as with our customers and potential customers to better understand customer and market needs.

During 1999, a substantial majority of our research and development scientists and engineers were involved in the development of Windows CE-based products and providing custom solutions for our customers. These members of our research and development team have accumulated detailed knowledge of the Windows CE environment.

As of March 31, 2000, we employed a total of 12 scientists and engineers on our research and development team. Our research and development team is located at our facilities in Beer Sheva, Israel.

Competition

We believe that no one competitor of our technology dominates the marketplace. Two dimensional bar coding technology, a technology that evolved from conventional barcodes, is a competitive technology to our technology which embeds digital information on paper or other printable surfaces. Historically, the primary markets of two dimensional bar coding were applications such as shipment tracking and inventory control. However, two dimensional bar coding technology requires that end-users must purchase specific scanner devices from a manufacturer. A manufacturers' primary objective is to sell its hardware scanners, not its technology. There are approximately 20, 2-dimensional barcode technology companies of which we believe only one, DataGlyph by Xerox, directly competes with our technology. We believe the other 19 products do not compete with ours because none of them offers a full range of functions and capabilities within its technology as we provide in ours. DataGlyph by Xerox has a significant market advantage due to its large distribution systems, its mature operations, partner relationships and substantial financial resources.

Our competitor in the Windows CE mobile market is bsquare Corp.'s product, bFAX-PRO 5.0. Our product, Intacta.MobileCE, and bFAX-PRO 5.0 offer the mobile user the ability to send and receive faxes. The products differ in that bFAX-PRO
5.0 offers internet faxing and our product offers fax by e-mail.

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

Intellectual Property

Our success is dependent upon our ability to protect our intellectual property rights. We rely principally on a combination of copyright, trademarks, trade secret and patent laws, non-disclosure agreements and other contractual provisions to establish and maintain our proprietary rights. We hold patents in Israel, the United States, Canada, Europe, Australia and South Africa, related to our technology we use in our products in the areas of producing, authenticating, transmitting, receiving, reading, and storing compressed information.

As part of our confidentiality and operating procedures, we generally enter into nondisclosure and confidentiality agreements with each of our key employees and consultants and limit access to and distribution of our core technology, documentation and other proprietary information. To protect ourselves against any loss of essential information held by key personnel, we have entered into provisions with our research and development employees with regard to ownership of technological developments. We have implemented a secure document control system with appropriate safeguards and backups. Our source code for software and hardware products is maintained in a lock-box at the offices of our Israeli law firm and is accessible only by members of our board of directors. Through our committee of the board of directors and our Intellectual Property Policy, we will continue to pursue the development of strong patent portfolio and trade marking of our products.

Policing the unauthorized use of our technology is difficult. We will use all viable and cost-permissive methods for defending and prosecuting any suspected violators of our technology.

Employees

As of March 31, 2000, we employ a total of 24 employees, including 12 in research and development and 12 in general, administrative and marketing functions on a part and full-time basis. We plan to hire 29 additional employees in sales, marketing, and administration over the next fiscal year and plan to hire additional research and development employees on an as-needed basis. If the need arises for additional research and development employees and we are unable to hire qualified employees in a timely manner, we may outsource non-critical research and development projects to third parties.

Facilities

Our principal administrative and marketing facilities are located in Atlanta, Georgia and consist of approximately 2,200 square feet of office space held under a lease that expires November 8, 2000. Our principal research and development facility is located in Beer Sheva, Israel and consists of approximately 3,000 square feet of office space held under a lease that expires September 1, 2000.

Legal Proceedings

We are not currently party to any pending legal proceedings.

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

MANAGEMENT

Executive Officers and Directors

The following table sets forth information, as of March 31, 2000, regarding the executive officers and directors of the Corporation:

Name                          Age  Position
Yehoshua Sagi (1)(2)(4)       61   Chairman of the Board; Director
Altaf S. Nazerali (1)(2)(4)   46   President; Chief Executive Officer;
                                     Director
Noel Bambrough (3)(4)         61   Executive Vice President; Chief Operating
                                     Officer; Director
Menachem Tassa (3)(4)         57   Executive Vice President, Research and
                                     Development; Director
Ross Wilmot                   55   Vice President, Finance; Director
Marco Genoni                  52   Vice President, Marketing
Yechiel Y. Sharabi (1)(2)(4)  66   Director
Amnon Shai                    65   Director
_____________________________

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Intellectual Property Committee.
(4) Member of Executive Committee.

Yehoshua Sagi has served as Chairman of the Board and Director of Intacta since May 29, 1998. He was elected as a member of the Israeli Knesset in 1988 and as the Mayor of Bat-Yam, Israel in 1993. He continues to serve in those capacities through to present. He previously headed Israeli Military Intelligence, and was President of Tadiran Systems.

Altaf S. Nazerali has served as President, Chief Executive Officer and Director of Intacta since its incorporation in December 1997. In addition, Mr. Nazerali serves in the following capacities of other companies:

- Chief Executive Officer (from November 1995 to present), President and Director (each from October 1995 to present) of Multivision Communications Corp, the operator of MMDS TV systems in Bolivia.;

- Director of CTF Technologies, Inc. (from April 1998 to present), a company engaged in the servicing of electronic refueling technology in Brazil;

- Chief Executive Officer and President of Canbras Communications Corp. (from November 1994 to October 1995), an operator of pay television and telephone systems in Brazil; and

- Director of Imagis Technologies (from July 7, 1998 to present), a technology company that develops and markets biometric and imaging software to law enforcement, gaming and security sectors.

Noel Bambrough has served as Executive Vice President, Chief Operating Officer and Director of Intacta since April 1, 1999. From November 1998 through April 1999, Mr. Bambrough served as Consultant to Hunt Power Corporation, a Texas-based utility company. Mr. Bambrough was responsible for developing a Business Plan for the launch of telephone, internet and cable television service to a mixed residential and industrial development owned by Hunt's real estate subsidiary. From April 1995 through November 1998, Mr. Bambrough was Executive Vice-President and Chief Operating Officer of Triax Telecommunications Company L.L.C. From July 1993 to April

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

1995, he served as Senior Vice-President of Shaw Communications, Inc., a major cable TV corporation. In January 1993, Mr. Bambrough was appointed Interim CEO of Microcell Telecommunications, Inc., a PCS service provider, and served until July 1993. Mr. Bambrough continues to serve as a member of the Board of Directors of Microcell. From 1984 until its acquisition by Shaw Communications in January 1993, Mr. Bambrough served as President and CEO of Cablecasting Ltd.

Menachem Tassa has served as Vice President, Research and Development and Director of Intacta since May 29, 1998. He is General Manager of Intacta Labs Ltd., our research and development subsidiary based in Beer Sheva, Israel. Dr. Tassa has three PhDs in applied mathematics, physics and chemistry. He has been with us and our predecessors since 1994. Between 1990 and 1992, he was a telecom consultant. Prior to 1990, he occupied various senior scientific positions with the Israeli government.

Ross Wilmot is a chartered accountant providing financial management services since August 1991 to public companies. He has special expertise in international operations and high tech start-ups, and has completed numerous business valuations and acquisitions in this sector. He is also experienced in public company reporting practices in both the United States and Canada. He has served as Vice President, Finance and Director of Intacta since its incorporation in December, 1997.

Marco Genoni has served as Vice President, Marketing of Intacta since September 30, 1998. Since 1997, he has served as President and Managing Partner of Premier Stratatech Inc., a private marketing and consulting company specializing in high technology products. From 1994 to 1997, he served as President and Chief Executive Officer of Memotec Communications Inc., a public company that produces and sells telecommunications and network products for medium and large enterprises. Dr. Genoni received his Masters of Science in Physics from the Swiss Institute of Technology in 1971 and his Ph.D. in Chemistry from the University of Basle (Switzerland) in 1974.

Amnon Shai has served as a Director of Intacta since May 29, 1998. Mr. Amnon Shai was Minister-Counselor for Commercial Affairs in the Israeli Embassy in Paris from 1995 to 1998. From 1993 to 1995 he was Director of the European Division, Foreign Trade Administration at the Ministry of Industry and Trade. He completed his Masters in Business Administration at Columbia University in New York in 1969. He graduated from the Hebrew University in Jerusalem, majored in Political Science and Economics.

Yechiel Y. Sharabi has served as a Director of Intacta from May 29, 1998 to December 9, 1998. He rejoined the Board effective September 1, 1999. He was managing director of Mandate Management Ltd. from 1991 to 1998. Mr. Sharabi earned his Masters in Public Administration in New Haven University of Connecticut in 1996. He graduated with a Bachelor of Arts in General History from the University of Tel Aviv.

Each director is elected for a period of one year at our annual meeting of shareholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board. There are no family relationships among any of the directors and executive officers of the Corporation.

Board Committees

On September 9, 1998, our board of directors established an audit committee, compensation committee, and executive committee. Our board created the intellectual property committee on September 21, 1999.

Audit Committee. The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. Messrs. Nazerali, Sagi and Sharabi are members of this committee.

Compensation Committee. The compensation committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all our executive officers and establishes and reviews general policies relating to compensation and benefits of our employees. Messrs. Nazerali, Sagi and

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

Sharabi are members of this committee. Except as described in "Related Party Transactions," no interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Intellectual Property Committee. The intellectual property committee of the board of directors establishes, amends and maintains guidelines of Intacta regarding the handling of intellectual property matters. Messrs. Bambrough and Tassa are members of this committee. In addition, the secretary of Intacta, Ms. Sandra Buschau, serves on this committee.

Executive Committee. The executive committee of the board of directors manages our day-to-day affairs and decides strategic direction. Messrs. Bambrough, Nazerali, Sagi, Sharabi and Tassa are members of this committee.

Director Compensation

We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. Of our directors, only Messrs. Sagi, Shai and Sharabi received stock options for their participation on our board. Messrs. Sagi, Shai and Sharabi each received options to purchase 50,000 shares at a price of $1.50 per share.

Executive Compensation

The following table sets forth the compensation paid to our chief executive fficer and one other most highly compensated executive officer for the years indicated. No other executive officer of Intacta earned a salary and bonus for such fiscal year in excess of $100,000.

                          Summary Compensation Table
                              Annual         Long Term
                            Compensation     Compensation
                                             Securities      All Other
Name and Principal Position   Salary         Underlying    Compensation
                                             Option/
                                             SARs (#)

Altaf S. Nazerali             $25,000(1)       150,000         --
President and CEO            $100,000(2)

Menachem Tassa               $120,000(1)       150,000         --
Vice President,              $120,000(2)
Research and Development
________________________

(1) Compensation in 1998
(2) Compensation in 1999. This compensation is paid directly to Mr. Nazerali from Pensbreigh Holdings Ltd. from the monthly consulting fee we pay to
Pensbreigh. See "Employment Contracts   Altaf S. Nazerali."

Employment Contacts

Altaf S. Nazerali

We entered into a Consulting Agreement with Pensbreigh Holdings Ltd., an independent contractor engaged in the business of providing various corporate and consulting services to businesses, of which Mr. Nazerali is a shareholder and officer ("Pensbreigh"), dated as of March 1, 1999. Under the agreement, Pensbreigh provides

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

the services of Mr. Nazerali and others to us. During the initial term of the agreement, we agreed to pay Pensbreigh a monthly fee of US$16,666.00. Beginning in October 1999, this fee has been accrued and not paid. Mr. Nazerali is not an employee of Intacta and is therefore not entitled to any benefit plans to which regular employees are entitled.

Marco Genoni

We entered into a letter agreement with Mr. Genoni, dated as of September 30, 1998, governing Dr. Genoni's services to us as Vice-President of Marketing, on a contracting basis. Under the letter agreement, Dr. Genoni is paid a monthly fee of US$5,000. In addition to the monthly fee, we granted Dr. Genoni options to purchase 30,000 shares of common stock of Intacta at U.S.$1.50 per share. Under the letter agreement, we and Dr. Genoni also agreed to a bonus structure as follows:

- 20% of any sales made by first reseller, including value added resellers ("VARs") and original equipment manufacturers ("OEMs"), during first year of employment;
- 15% of any sales made by any reseller during first year of employment;
- 10% of any sales made by any reseller during second year of employment;
- 5% of any sales made by any reseller during third, fourth and fifth years year of employment;

Noel Bambrough

On March 31, 1999, we entered into an employment agreement with Noel Bambrough, governing Mr. Bambrough's services to Intacta as Executive Vice President and Chief Operating Officer. Commencing April 1, 1999 through the closing of our next round of financing, we will pay Mr. Bambrough U.S. $12,500 per month. Commencing on the first full month of employment after the closing of our next round of financing, we will pay Mr. Bambrough U.S. $20,833 per month in base salary. After the closing of our next round of financing, Mr. Bambrough will also be eligible for a bonus not to exceed $U.S. 100,000 per year based on the achievement of specific agreed upon business goals and targets. Under the agreement, we granted Mr. Bambrough an option to purchase 200,000 shares of common stock at a price of U.S. $4.00. In addition, subject to board of directors' approval, we must issue a minimum of 10% of any future option pools to Mr. Bambrough.

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

Option Grants in Last Fiscal Year

We did not grant any stock options to our chief executive officer or other most highly compensated executive officer during the fiscal year ended December 31, 1999.

Option Exercises and Fiscal Year-End Values

The following table sets forth for our chief executive officer and one other most highly compensated executive officer, the number of shares acquired upon exercise of stock options during the fiscal year ended December 31, 1999 and the number of shares subject to exercisable and unexercisable stock options held at December 31, 1999.

          Aggregated Option Exercises in Last Fiscal Year
                And Fiscal Year-End Option Values


                                               Number of Securuties     Value of Unexercised In-
                                              Underlying Unexercised      the-Money Options at
                                              Options at December 31,       December 31, 1998
                                                       1998
                     Shares
Name              Acquired on Value Realized Exercisable Unexercisable Exercisable Unexercisable
                   Exercise
Altaf Nazerali        -            -              -         150,000         -        $423,000
Menachem Tassa        -            -              -         150,000         -        $423,000


Stock Option Plan

On June 1, 1998, our board of directors approved the creation of the 1998 Stock Option Plan. Under the plan, the board of directors may grant incentive and non-qualified options to acquire up to a total of 1,667,100 common shares to our directors, officers, employees and consultants. To date, our board has granted options to acquire 1,375,000 common shares.

The plan is intended to retain the services of our valued key employees and consultants and others that the plan administrator may select to:

- encourage our employees and consultants to acquire a greater proprietary interest in Intacta;
- serve as an aid and inducement in the hiring of new employees; and
- provide an equity incentive to consultants and others selected by the plan administrator.

The primary difference between "incentive stock options" and non-qualified options is the tax treatment of the option holder. If a holder complies with Internal Revenue Service rules regarding incentive stock options, a holder of an incentive stock can defer recognition of income for tax purposes until the shares underlying the options

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

are sold. A holder of a non-qualified option generally recognizes income on the date of exercise. Incentive stock options may be granted to any individual who, at the time the option is granted, is an employee of Intacta or any related corporation. Non-qualified stock options may be granted to employees and to others at the discretion of the plan administrator. The plan administrator fixes the exercise price for options in the exercise of its sole discretion, except that the exercise price for an incentive stock option must be at least the fair market value per share of the common stock at the date of grant (as determined by the plan administrator in good faith), or in the case of greater-than ten percent shareholders, at least one hundred ten percent of the fair market value per share. The exercise price may be paid in cash or, with the approval of the plan administrator, by other means, including withholding of option shares or delivery of previously held shares. Options granted under the plan vest over a three-year period, with one-third becoming exercisable at the end of each of the three years following the date of grant. The plan administrator may accelerate the vesting of options in its sole discretion.

Options are non-transferable except by will or the laws of descent and distribution or subject to a qualified domestic relations order. With some exceptions, vested but unexercised options terminate upon the earlier of:

- the expiration of the option term specified by the plan administrator at the date of grant (generally 10 years; or, with respect to incentive stock options granted to greater-than ten percent shareholders, a maximum of five years);

- the expiration of 30 days from the date of an employee optionee's termination of employment with us or any related corporation "for cause" as defined in the plan;

- the expiration of 90 days from the date of an employee optionee's termination of employment with us or any related corporation for any reason whatsoever other than for cause, death or disability (unless, in the case of non-qualified stock options, extended by the plan administrator); or

- the expiration of one year from the date of death or disability (as defined in the plan) of the optionee.

If an employee optionee's employment is terminated by death, any option held by the optionee is exercisable only by the person or persons to whom such optionee's rights under the option pass by the optionee's will or by the laws of descent and distribution of the state or county of the employee optionee's domicile at the time of death. Unless accelerated in accordance with the plan, unvested options terminate immediately upon termination of employment of the optionee by us for any reason, including death or disability, and upon a change of relationship between the optionee and us, such as from employee to consultant. The plan administrator may amend or modify the plan, except that no amendment with respect to an outstanding option may be made over the objection of the holder of the option (other than those provisions triggering acceleration of vesting of outstanding options).

Indemnification of Directors, Officers and Others

Our articles of incorporation provide that we shall have the right to indemnify any person for any liability or expenses incurred by that person by reason of the fact that he was a director, officer, employee or agent and has the right to advance or pay the expenses of directors and officers in defending civil or criminal suit or proceeding to the full extent provided by the Private Corporation Law of Nevada.

Our bylaws provide that to the fullest extent permitted by law we may indemnify our directors, officers and others who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding.

We do not maintain directors' and officers' liability insurance as of the date of this prospectus.

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

                   RELATED PARTY TRANSACTIONS

On May 31, 1998, we entered into an exchange agreement with Corsa S.A. Holdings, an entity organized under the laws of Luxembourg. Corsa owned 69% of our common stock upon closing of the exchange agreement. Corsa is 90% controlled by Mr. Arie Halpern and 10% controlled by Shira Advising, Communication and Investment Ltd., an Israeli corporation controlled by Yechiel Y. Sharabi, one of our directors, and Hadassa Y. Sharabi, Mr. Sharabi's wife. Under the exchange agreement, Corsa transferred 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd. to us. In exchange, we issued 11,486,00 shares of common stock to Corsa. Corsa subsequently sold 7,486,000 shares of its common stock to some of the selling shareholders whose shares we are registering for resale under this prospectus, resulting in a decrease of Corsa's ownership to 22.3%. Under the exchange agreement, we agreed with Corsa that our board of directors would be increased from three to seven persons, of which Corsa had the right to appoint five directors (consisting of Yechiel Y. Sharabi, Amnon Shai, Joshua Sagui, Marc Nehamkin and Menachem Tassa) and we maintained the right to appoint two directors (consisting of Altaf Nazerali and Ross Wilmot). Under the exchange agreement, we agreed to do the following:

- enter into a Shareholders' Agreement governing the election of directors;
- implement an equity incentive plan; and
- raise an additional $5,000,000 gross through the sale of common stock following the closing date of the exchange agreement.

We raised an additional $5,000,000 gross through the sale of one million shares of common stock to MFC Merchant Bank SA in December of 1998 for a total of $4,000,000 and the conversion into shares of common stock of advances made to us by Valor Invest Limited for approximately $1,000,000. We are registering for resale shares of our common stock by MFC Merchant Bank and Valor Invest Limited under this prospectus.

Through a series of loans, Valor Invest Limited loaned Intacta a total of $952,100. On June 30, 1999, Intacta issued 238,000 shares of common stock on a private placement basis to Valor Invest Limited in repayment of the $952,100, pursuant to a loan conversion at the rate of $4.00 per share.

During 1999 and 1998, the Company received administrative, consulting, management and marketing services from several organizations that are owned by directors or shareholders of the Company. These services aggregated approximately $346,300 and $294,200 for the year ended December 31, 1999 and 1998, respectively of which $226,300 and $229,500 have been included in research and development expenses and $120,000 and $64,700 have been included in general and administrative expenses. There were no similar related party transactions for the year ended December 31, 1997.

Included in the above amounts, Intacta paid approximately $94,000 to International Portfolio Management in connection with administrative services provided to Intacta. Altaf S. Nazerali, President, Chief Executive Officer and a director of Intacta, is the sole shareholder of International Portfolio Management. Ross Wilmot, Vice President, Finance and a director of Intacta, is the Vice President, Finance of International Portfolio Management.
Sandra W. Buschau, the Secretary of Intacta, is a Vice President of International Portfolio Management.

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

                     PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our outstanding common stock as of March 31, 2000 for:

- each person or group that we know owns beneficially more than 5% of our common stock;
- each of our directors and executive officers individually; and
- all directors and executive officers as a group.

Rule 13d-3 under the Securities Exchange Act defines the term, "beneficial ownership." Under this rule, the term includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options but do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage of ownership for each shareholder is based on 17,909,000 shares of common stock outstanding as of March 31, 2000, together with applicable options for that shareholder. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names. The information provided in the table below assumes no exercise of the underwriters' over-allotment option.

                                                Percent of
                                             Shares Outstanding
Name and Address         Number of Shares            Before            After
of Beneficial Owner      Beneficially Owned        Offering            Offering

Yehoshua Sagi                    -                     -                   -
65 Ben-Gurion Street
Bat-Yam 59372, Israel

Altaf S. Nazerali (1)         192,000                  1%                  1%
555 Palisade Drive
North Vancouver, B.C. V7R 2H9
Canada

Noel Bambrough                   -                     -                   -
670 Tuxedo Place N.W.
Atlanta, GA 30342
USA

Menachem Tassa                   -                     -                   -
26 Habani St., #16
Jerusalem 96264, Israel

Ross Wilmot                      -                     -                   -
13548 19 th Avenue
South Surrey, B.C. V4A 6B4
Canada

Marco Genoni                     -                     -                   -
4346 Westmount Avenue
Montreal, QC H3Y 1W5
Canada

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

                                                Percent of
                                             Shares Outstanding
Name and Address         Number of Shares            Before            After
of Beneficial Owner      Beneficially Owned        Offering            Offering

Yechiel Y. Sharabi         400,000                     2.3%               2.3%
Ha'techiya 12
Holon 58401, Israel

Amon Shai                     -                         -                  -
20 Amzallag St.
Tel Aviv 65148, Israel

Corsa S.A. Holdings (2)  4,000,000                    22.3%              22.3%
Rue Notre Dame
Luxembourg
Grand Duchy of Luxembourg

Cybermind AG (3)         1,500,000                     8.4%                -

MFC Merchant Bank SA     1,000,000                     5.6%                -

All Officers and Directors 592,000                     3.3%               3.3%
as a Group (7 Persons)

______________

(1) All of these shares are held indirectly by Mr. Nazerali through his partial ownership of Pensbreigh Holdings Ltd.

(2) Corsa S.A. Holdings is a Luxembourg holding company 90% controlled by Mr. Arie Halpern and 10% controlled by Shira Advising, Communication and Investments Ltd., a company controlled by Mr. Yechiel Y. Sharabi. Mr. Halpern and Shira Advising, Communication and Investments Ltd. (a company controlled by Mr. Sharabi) have shared voting and investment power over Corsa S.A. Holdings.

(3) Cybermind AG is a selling shareholder whose shares are being registered for resale on the registration statement of which this prospectus forms a part. We are registering all 1,500,000 shares held by Cybermind AG; however, Cybermind AG may sell any, all or none of its shares. Carsten Dujesiefken has sole voting and investment power over Cybermind AG.

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

                  DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. The following is only a summary of provisions of the common stock and the preferred stock. It is not complete and may not contain all the information you should consider before investing in the common stock. You should carefully read our articles of incorporation and bylaws, which are included as an exhibit to the registration statement containing this prospectus.

Common Stock

As of March 31, 2000, we were authorized to issue 100,000,000 shares of common stock, of which 17,909,000 shares were issued and outstanding held of record by 45 shareholders. This public offering consists solely of shares of common stock being resold by selling shareholders. Therefore, this offering will not affect the total number of shares of common stock issued and outstanding.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding preferred stock, the holders of shares of common stock are entitled to receive any dividends the board of directors declares out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of Intacta, the holders of shares of common stock are entitled to share all of our assets remaining after payment of liabilities and after giving effect to the liquidation preferences of any outstanding preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation grant our board of directors the authority to issue up to 50,000,000 shares of preferred stock. Nevada law provides our board of directors the authority to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the shareholders.

Market Price of and Dividends on our Common Stock and Related Stockholder Materials

                                        High Bid  Low Bid
1999
4 th Quarter                            3 7/16    1 3/4
3 rd Quarter                            3.8       1 7/8
2 nd Quarter                            4 3/16    3
1 st Quarter                            4 15/32   3 13/16

1998
4 th Quarter                            4 3/4     3 7/8
3 rd Quarter                            5 1/2     4
2 nd Quarter (2)                        5 3/4     4

1. Source of trading information: Bloomberg.

2. Quotations commenced on the Nasdaq Over-the-Counter Bulletin Board on May 28, 1998.

These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

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

The price of our common stock on the Nasdaq OTCBB on April 18, 2000 was $4 1/8
(high) and $3 (low).

We have never paid dividends on our common shares. We do not anticipate paying any dividends in the foreseeable future.

Anti-takeover Effects of Charter and Bylaws Provisions and the Nevada Business Corporation Act

Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our articles of incorporation. Our articles of incorporation do not provide for a super-majority voting requirement in order to approve any such transactions.
Nevada law also gives appraisal rights for some mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a shareholder does not have the right to dissent with respect to:

- a sale of assets or reorganization, or

- any plan of merger or any plan of exchange, if the shares held by the shareholder are part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market Systems, or are held of record by note less than 2,000 shareholders, and the shareholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market System, or are held of record by not less than 2,000 holders.

The Nevada Private Corporation Law also has three provisions designed to deter take-over attempts:

Control Share Acquisition Program. Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third or a majority of the stock of a corporation, a shareholders meeting must be held after delivery of an "offerors" statement, at the offerors expense, so that the shareholders of the corporation can vote on whether the shares proposed to be acquired can exercise voting rights. Except as otherwise provided in a corporation's article of incorporation, the approval of the majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the articles of incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provides that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities and similar transactions with an "interested stockholder," which is defined as the beneficial owner of 10% or more of the voting power of the corporation, and affiliates of their associates for three years after an interested shareholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested shareholder is first approved by the board of directors. After the initial three-year period, any combination must still be approved by a majority of the voting power not beneficially owned by the interested shareholder or the interested shareholders affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by shareholders as a result of the combination is at least equal to the highest of the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested shareholder acquired the shares, or for holders of preferred stock, the highest liquidation value of the preferred stock.

Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interest of the corporation may consider the interest of the corporation's employees, suppliers, credits

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

and customers, the economy of the state and the nation, the interest of the economy and of society and the long-term, as well as short-term, interests of the corporation and its shareholders, including the possibility that those interest may be best served by the continued independence of the corporation. The directors may also resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interest of the corporation "upon consideration of the interest of the corporation's shareholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporation's shareholders.

Transfer Agent and Registrar

The registrant and transfer agent for our shares of common stock is Corporate Stock Transfer, Republic Plaza, 370 17 th Street, Suite 2350, Denver, Colorado, 80202-4614.

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

                SHARES ELIGIBLE FOR FUTURE SALE

There are 17,909,000 shares of common stock outstanding, 5,185,000 of which are freely tradable and 8,841,000 of which are restricted securities that may be offered by the selling shareholders under this prospectus as described below.

Subject to the registration statement being declared and remaining effective, all of the selling shareholder shares that may be offered under the registration statement will be immediately tradable without restriction or further registration under the Securities Act.

No prediction can be made as to the effect, if any, that sales of shares of common stock by the selling shareholders, or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of its equity securities.

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

                      PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against some liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing

- the name of each selling shareholder and of the participating broker-dealer(s),
- the number of shares involved,
- the price at which the shares were sold,
- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,
- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

                         LEGAL MATTERS

McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP has acted as special counsel on matters of Nevada law with respect to the legality of the shares offered by this prospectus.

                            EXPERTS

The consolidated financial statements of Intacta Technologies Inc. and subsidiaries included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern), appearing in this prospectus and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Intacta Delaware Inc. and Intacta Labs, Ltd. included in this prospectus and in the registration statement have been audited by Meredith, Cardozo, Lanz & Chiu, LLP, independent certified public accountants, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern), appearing in this prospectus and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

The financial statements of Intacta Labs, Ltd. have been audited by Penini & Penini, independent certified public accountants in Israel, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern), appearing in this prospectus and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

              WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the shares being sold in this offering. We have not included in this prospectus some information contained in the registration statement, and you should refer to the registration statement, including exhibits and schedules filed with the registration statement, for further information. You may review a copy of the registration statement from the public reference section of the Securities and Exchange Commission in Room 1024, Judiciary Plaza, 450 5 th Street, N.W., Washington, D.C. 20549; and at the SEC's Regional Office located at: 7 World Trade Center, Suite 1300,
New York, New York 10048 and 1400 Citicorp Center, 500 West Madison Street, Chicago, IL 60661. You may also obtain copies of such materials at prescribed rates from the public reference section at the Commission, Room 1024, Judiciary Plaza, 450 5 th Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                 INDEX TO FINANCIAL STATEMENTS

                   Intacta Technologies Inc.
                      Financial Statements

                                                            Page
Audited Consolidated Financial Statements                   F-2
Reports of Independent Accountants                          F-5
Consolidated Balance Sheets for the periods ended
  December 31, 1999 and December 31, 1998                   F-10
Consolidated Statements of Operations for the periods
  ended December 31, 1999, December 31, 1998 and December
  31, 1997                                                  F-12
Consolidated Statements of Stockholders' Equity
  (Deficit) for the years ended December 31, 1999,
  December 31, 1998 and December 31, 1997                   F-13
Consolidated Statements of Cash Flows for the periods
  ended December 31, 1999, December 31, 1998 and
  December 31, 1997                                         F-14
Notes to Consolidated Financial Statements                  F-15
Unaudited financial statements for the three months
  ended March 31, 2000                                      F-30

Intacta Technologies Inc. and Subsidiaries
(fka InfoImaging
Technologies, Inc.)

Consolidated Financial Statements

Years Ended December 31, 1999, 1998 and 1997

Intacta Technologies Inc. and Subsidiaries

(fka InfoImaging
Technologies, Inc.)

Consolidated Financial Statements

Years Ended December 31, 1999, 1998 and 1997

Intacta Technologies Inc. and Subsidiaries
(fka InfoImaging Technologies, Inc.)

Contents

Report of Independent Certified Public Accountants               2

Consolidated Financial Statements

Consolidated balance sheets                                      4

Consolidated statements of operations                            5

Consolidated statements of stockholders' equity                  6

Consolidated statements of cash flows                            7

Notes to consolidated financial statements                       8-22

Report of Independent Certified Public Accountants

To The Board of Directors and Shareholders of
Intacta Technologies Inc.

We have audited the accompanying consolidated balance sheets of Intacta Technologies Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of one foreign subsidiary, whose statements reflect total assets of $640,600 and $801,500 as of December 31, 1999 and 1998, respectively and total revenues of $54,400 and $0 for the years then ended. Those statements were audited by other auditors whose report dated April 12, 2000 has been furnished to us and included explanatory paragraphs that discussed conditions that raised substantial doubt about the foreign subsidiary's ability to continue as a going concern. Our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other auditors. The combined statements of operations, stockholders' equity and cash flows of Intacta Delaware Inc. and Intacta Labs, Ltd., the predecessor entities, for the year ended December 31, 1997, were audited by Meredith, Cardozo, Lanz & Chiu LLP (MCLC), whose practice has been combined with our Firm and whose report dated February 20, 1998 included an explanatory paragraph that discussed conditions that raised substantial doubt about the Company's ability to continue as a going concern. MCLC did not audit the financial statements of Intacta Labs, Ltd., whose statements reflected total revenues of $26,100 for the year ended December 31, 1997. Those statements were audited by other auditors whose report dated February 12, 1998 was furnished to MCLC and included an explanatory paragraph that discussed conditions that raised substantial doubt about Intacta Labs, Ltd's ability to continue as a going concern, and whose opinion, insofar as it related to the amounts included for Intacta Labs, Ltd., was based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits, and the reports of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intacta Technologies Inc. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and, at December 31, 1999, has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The 1998 financial statements have been restated for the correction on an error as described in Note 7.

/s/ BDO Seidman, LLP
April 14, 2000

Auditors' Report to the Shareholders
of
Fontech Ltd.

We have audited the attached financial statements of Fontech Ltd. (hereafter - the company) as of December 31, 1999 and 1998 and the statements of income
(loss), changes in the capital and cash flows for each of the two years in the period ended on those dates. These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generall accepted auditing standards in Israel, including those prescribed by the Auditor (Mode of performance) Regulations, 1973 which are substantially similar to United States generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement either due to error or due to intentional misrepresentation. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the board of directors and the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.


In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the company as of December 31, 1999 and 1998 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the years ended on those dates, in conformity with generally accepted accounting principles on the basis of historical cost in nominal Israeli currency. As applicable to the Company's financial statements, accounting principles generally accepted in Israel and in United States are substantially identical in all material respects.

Pursuant to section 211 of the Companies Ordinance (New Version), 1983, we hereby state that we have received all the information and explanations which we have requested and our opinion on the financial statements is given based on the best of the information and the explanations which we have received and as reflected in the books of the company.

Without qualifying our opinion, we would like to draw your attention to Note 14 regarding the doubtfulness of the company existing as a "going concern". The Company's existence is dependent upon its ability to obtain additional financial support until profitability is achieved. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the company be unable to continue as a going concern.

/s/ Penini & Penini, CPA (ISR)
April 12, 2000

Auditors' Report to the Shareholders
of
Fontech Ltd.

We have audited the attached financial statements of Fontech Ltd. (hereafter - the company) as of December 31, 1998 and 1997 and the statements of income
(loss), changes in the capital and cash flows for each of the two years in the period ended on those dates. These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors (Mode of performance) Regulations, 1973 which are substantially similar to United States generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement either due to error or to intentional misrepresentation. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the board of directors and the management, as well as evaluating the overall financial statement presentation. We belive that our audits provide a fair basis for our opinion.

In our opinion, the aforementioned financial statement present fairly, in all material respects, the financial position of the company as of December 31, 1998 and 1997 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the years ended on those dates, in conformity with generally accepted accounting principles on the basis of historical cost in nominal Israeli currency. As applicable to the Company's financial statements, accounting principles generally accepted in Israel and in United States are substantially identical in all material respects.

Pursuant to section 211 of the Companies Ordinance (New Version), 1983, we hereby state that we have received all the information and explanations which we have requested and our opinion on the financial statements is given based on the best of the information and the explanations which we have received and as reflected in the books of the company.

Without qualifying our opinion, we would like to draw your attention to Note 15 regarding the doubtfulness of the company existing as a "going concern". The Company's existence is dependent upon its ability to obtain additional financial support until profitability is achieved. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the company be unable to continue as going concern.

/s/ Penini & Penini, CPA (ISR)
March 16, 1999

Report of Independent Certified Public Accountants

To The Board of Directors and Shareholders of
ITI InfoImaging Technologies, Inc.

We have audited the combined balance sheets of ITI InfoImaging Technologies, Inc. and Fontech Ltd. as of December 31, 1997 and the related combined statements of operations, shareholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statement of Fontech Ltd. whose statements reflect total assets of $261,000 as of December 31, 1997 and total revenues of $26,100 for the year then ended. Those statements were audited by other auditors whose report dated February 12, 1998 has been furnished to us and included an explanatory paragraph that discussed conditions that raised substantial doubt about Fontech Ltd.'s ability to continue as a going concern, and our opinion, insofar as it related to the amounts included for Fontech Ltd., was based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit, and the report of other auditors, provides a reasonable basis for our opinion.

In our opinion, based in our audit and the report of other auditors, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of ITI InfoImaging Technologies, Inc. and Fontech Ltd. as of December 31, 1997 and the combined results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the companies will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Meredith, Cardozo, Lanz & Chiu, LLP

San Jose, California
February 20, 1998

Auditors' Report to the Shareholders
of
Fontech Ltd.

We have audited the attached financial statements of Fontech Ltd. (hereafter - the company) as of December 31, 1997 and 1996 and the statements of income
(loss), changes in site capital and cash flows for each of the two years in the period ended on those dates. These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on those financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors (Mode of performance) Regulations, 1973 which are substantially similar to United States generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement either due to error or to intentional misrepresentation. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the company as of December 31, 1997 and 1996 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the years ended on those dates, in conformity with generally accepted accounting principles on the basis of historical cost in nominal Israeli currency. As applicable to the Company's financial statements, accounting principles generally accepted in Israel and in United States are substantially identical in all material respects.

Pursuant to section 211 of the Companies Ordinance (New Version), 1983, we hereby state that we have received all the Information and explanations which we have requested and our opinion on the financial statements is given based on best of the information and the explanations which we have received and as reflected in the books of the Company.

Without qualifying our opinion, we would like to draw your attention to Note 15 regarding the doubtfulness of the company existing as a "going concern". The Company's existence is dependent upon its ability to obtain additional financial support until profitability is achieved, the accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the company be unable to continue as a going concern.

/s/ Penini & Penini, CPA (ISR)

February 12, 1998

December 31,                                          1999           1998
                                                              As Restated
                                                                  (Note 7)
Assets
Current
Cash and cash equivalents                       $  917,400     $3,047,100
Accounts receivable, less allowance for
  doubtful accounts of $18,400 in 1998              31,700         11,400
Inventories                                        278,600        298,700
Related party and employee receivables              45,000         44,400
Other                                               30,800         14,700
                                                 ---------      ---------
Total current assets                             1,303,500      3,416,300
Property and equipment, net                        156,100        231,700
Other assets, net                                  111,300        112,700
                                                 ---------      ---------
                                                $1,570,900     $3,760,700
                                                 =========      =========

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Consolidated Balance Sheets

December 31,                                           1999           1998
                                                               As Restated
                                                                   (Note 7)
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable                                 $  472,400     $   82,900
Accounts payable - related parties                   90,200         10,900
Advances from shareholder                            89,000      1,321,000
Accrued expenses                                     77,800         77,300
                                                 ----------     ----------
Total current liabilities                           729,400      1,492,100
                                                 ----------     ----------
Commitments

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000
  shares authorized; no shares issued and
  outstanding                                             -              -
Common stock, $.0001 par value; 100,000,000
  shares authorized; 17,909,000 and 17,671,000
  shares issued and outstanding, respectively         1,791          1,767
Additional paid-in capital                       19,710,553     18,492,199
Deficit                                         (17,671,200)   (14,053,600)
Unamortized stock compensation                  ( 1,199,644)   ( 2,171,766)
                                                 ----------     ----------
Total stockholders' equity                          841,500      2,268,600
                                                 ----------     ----------
                                                $ 1,570,900     $3,760,700
                                                 ==========     ==========

See accompanying notes to consolidated financial statements.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Consolidated Statements of Operations

Years ended December 31,                  1999           1998           1997
                                                  As Restated
                                                      (Note 7)
Revenues
Products and components            $    64,000    $    89,300    $   894,900
Royalties from licensing
  arrangements                          73,400         48,500              -
                                    ----------     ----------     ----------
Total Revenues                         137,400        137,800        894,900
                                    ----------     ----------     ----------
Operating expenses
Cost of products and components         90,500        336,300        357,500
Research and development (including
  non-cash compensation expense of
  $222,400, $129,700 and $0 in 1999,
  1998 and 1997 respectively)        1,047,400        903,500        343,200
Sales and marketing                    113,200        113,100        297,000
General and administrative
  (including non-cash compensation
  expense of $1,016,000, $539,100 and
  $0 in 1999, 1998 and 1997
  respectively)                      2,619,800      1,699,400      1,353,100
                                    ----------     ----------     ----------
Total operating expenses             3,870,900      3,052,300      2,350,800
                                    ----------     ----------     ----------
Loss from operations                (3,733,500)    (2,914,500)    (1,455,900)
                                    ----------     ----------     ----------
Other income (expense)
Interest income                        104,000              -              -

Interest (expense)                      (8,700)      (210,000)             -
Interest expense - stockholder               -              -       (755,300)
Other                                   21,400        (19,600)        13,100
                                    ----------     ----------     ----------
Total other income (expense)           116,700       (229,600)      (742,200)
                                    ----------     ----------     ----------
Loss before provision for income
  taxes                             (3,616,800)    (3,144,100)    (2,198,100)
Provision for income taxes                 800          1,700          1,600
                                    ----------     ----------     ----------
Net loss                           $(3,617,600)   $(3,145,800)   $(2,199,700)
                                    ==========     ==========     ==========
Basic and diluted loss per
  common share                     $     (0.20)   $     (0.19)   $     (0.19)
                                    ==========     ==========     ==========
Basic and diluted weighted
  average common shares
  outstanding                       17,790,000     16,701,583     11,486,000
                                    ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 1999, 1998 and 1997

                                                        Additional  Unamortized
                                  Common Stock             Paid-in        Stock
                             Shares          Amount        Capital Compensation       Deficit          Total
Balance, December 31, 1996  11,486,000  $      1,149  $  1,498,851  $        --  $ (8,708,100)  $ (7,208,100)
Net loss                            --            --            --           --    (2,199,700)    (2,199,700)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997  11,486,000         1,149     1,498,851           --   (10,907,800)    (9,407,800)
Contributed capital                 --            --       183,600           --            --        183,600
Contributed capital from
  Principal stockholder for
  Retirement of debt                --            --     8,929,800           --            --      8,929,800
Common stock issued in
  Connection with reverse
  Acquisition                5,185,000           518     1,439,482           --            --      1,440,000
Issuance of common stock
  in Private Placement,
  net of issuance costs of
  $400,000                   1,000,000           100     3,599,900           --            --      3,600,000
Stock options granted-As            --            --     2,840,566   (2,840,566)           --             --
  Restated (Note7)
Amortization of stock
  Options-As Restated (Note         --            --            --      668,800            --        668,800
7)
Net loss-As Restated (Note7)        --            --            --           --    (3,145,800)    (3,145,800)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998  17,671,000         1,767    18,492,199   (2,171,766)  (14,053,600)     2,268,600
  As Restated (Note 7)
Conversion of debt to equity -
  Stockholder                  238,000           24        952,076           --            --        952,100
Stock options granted               --           --        266,278     (266,278)           --             --
Amortization of stock
  Options                           --           --             --    1,238,400            --      1,238,400
Net loss                            --           --             --           --    (3,617,600)    (3,617,600)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999  17,909,000  $     1,791   $ 19,710,553  $(1,199,644) $(17,671,200)  $    841,500
============================================================================================================


See accompanying notes to consolidated financial statements.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Consolidated Statements of Cash Flows

Years ended December 31,                1999           1998           1997
                                                As Restated
                                                    (Note 7)
Operating activities
Net loss                         $(3,617,600)   $(3,145,800)   $(2,199,700)
Adjustments to reconcile net
  loss to net cash used in
  operating activities:
    Non-cash compensation expense  1,238,400        668,800              -
Depreciation and amortization         94,200         92,100         89,200
Provision for bad debts                    -              -         54,400
Write-down of inventory               46,100        240,100              -
Write-down of other assets                 -         49,000              -
Changes in operating assets and
  liabilities:
    Accounts receivable              (20,300)       184,400       (105,300)
    Inventories                      (26,000)       (64,100)        71,600
    Related party and
      employee receivables              (600)       (35,100)        58,600
    Other current assets             (16,100)         2,600        (11,200)
    Accounts payable                 468,800       (168,000)        17,100
    Accrued interest on advances
      from shareholder                     -              -        568,300
    Accrued expenses                     500       (112,700)       (17,200)
    Deferred revenue                       -        (51,300)      (223,900)
                                  ----------     ----------     ----------
    Cash used in operating
      activities                  (1,832,600)    (2,340,000)    (1,698,100)
                                  ----------     ----------     ----------
Investing activities
  Cash acquired in purchase
    of business                            -      1,440,000              -
  Capital expenditures               (18,600)      (191,900)       (22,900)
  Other assets                         1,400         (8,000)       (70,400)
                                  ----------     ----------     ----------
Cash provided by (used in)
  investing activities               (17,200)     1,240,100        (93,300)
                                  ----------     ----------     ----------
Financing activities
  Contributed capital                      -        183,600              -
  Net proceeds from private
    placement                              -      3,600,000              -
  Advances from shareholder                -      3,062,000      2,064,100
  Repayment of shareholder advances (279,900)    (2,731,000)             -
Repayment of notes payable                 -       (136,700)      (161,900)
                                  ----------     ----------     ----------
Cash provided by (used in)
  financing activities              (279,900)     3,977,900      1,902,200
                                  ----------     ----------     ----------
Net increase (decrease) in cash
  and cash equivalents            (2,129,700)     2,878,000        110,800
Cash and cash equivalents,
  beginning of year                3,047,100        169,100         58,300
                                  ----------     ----------     ----------
Cash and cash equivalents,
  end of year                    $   917,400    $ 3,047,100    $   169,100
                                  ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

1. Summary of Significant
Accounting Policies

The Company

Intacta Technologies Inc. (formerly InfoImaging Technologies, Inc.), (the "Company"), a Nevada corporation, was incorporated in October 1997.

On May 31, 1998, the Company completed the acquisition of 100% of the outstanding common stock of Intacta Delaware Inc.(formerly ITI InfoImaging Technologies, Inc.) (Intacta), a Delaware corporation, and Intacta Labs Ltd. (formerly Fontech Ltd.) (Intacta Labs) in exchange for 11,486,000 shares of the Company's $.0001 par value common stock valued at $1. The valuation of Intacta and Intacta Labs equated to the approximate aggregate accumulated deficits of the two companies to that date. The two companies agreed to accept the per common stock value which approximated the market trading value at the time of the initial discussions and signing of the letter of intent. For accounting purposes, the acquisition has been treated as the acquisition of the Company by Intacta and Intacta Labs, with the combined entity of Intacta and Intacta Labs, companies under common control, as the acquirer (reverse acquisition). As such, in conjunction with the acquisition, the historical financial statements of the acquirer replaced the historical financial statements of the Company. Since the Company prior to the reverse acquisition was a public shell corporation with no significant operations, pro forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of Intacta. The shares held by the shareholders of the Company prior to the acquisition (5,185,000 shares) have been recognized as if they were issued in connection with the acquisition of the Company by Intacta. As the former shareholder of Intacta and Intacta Labs received approximately 69% of the shares in the Company immediately after the acquisition, the financial statements for periods prior to the recapitalization are those of Intacta and Intacta Labs.

Intacta was incorporated in September 1994. The Company ceased production and marketing of its advanced compression and imaging technology products used for transmitting and storing information to begin development of new products based on the Company's patented core technology. The Company has certain licensing arrangements in place to third parties for the use of this proprietary technology.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

Intacta Labs, an Israeli corporation, began operations in June 1992. The Company conducts product research, development and manufacturing in the high tech area of Beer Sheva, Israel, and is currently conducting research into even greater time and cost savings techniques for easily transmitting and storing data in secure formats.

Consolidation and Combination

The accompanying consolidated financial statements for the years ended December 31, 1999 and 1998 include the amounts of the Company and its wholly owned subsidiaries. The financial statements are combined in accordance with Accounting Research Bulletin No. 51 for the year ended December 31, 1997 and include the amounts of Intacta and Intacta Labs, companies under common control. All intercompany accounts and transactions have been eliminated in the consolidated and combined financial statements. All references to December 31, 1999 and 1998 reflect consolidated financial statements while references to December 31, 1997 reflect combined financial statements.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has a deficit of $17,671,200 as of December 31, 1999, and incurred losses of $3,617,600, $3,145,800 and $2,199,700 for the years ended December 31, 1999, 1998 and 1997, respectively. These losses were caused by the realization in 1997 that the market potential for the Company's primary product and other related products was less than forecasted. During 1998 and 1999 the Company's marketing and sales efforts were reduced and the Company focused its efforts on design revisions to its core applications without the benefit of cash flow from operations. As a result, the Company has absorbed significant cash in its day to day operations and expects to continue to absorb cash in its operations during 2000.

These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing as may be required and ultimately to attain profitability. The Company is actively marketing its new products, which it believes will

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

ultimately lead to profitable operations, and is seeking to raise additional funds through the issuance of equity sufficient to sustain product development activities, marketing functions and ultimately to enable the Company to increase revenues. If this plan materializes as expected, the Company anticipates viability for the year 2000 and beyond, though there can be no assurance that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

For purposes of the consolidated and combined statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first in, first out) or market.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight line method over the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the related asset, generally three to seven years.

Other Assets

Other assets, consisting principally of patents, are amortized on a straight-line basis over the estimated useful life of the patents, generally ten years.
As of December 31, 1999 and 1998, accumulated amortization aggregated approximately $66,600 and $55,500, respectively.

Long Lived Assets


Long-lived assets, such as patents and property and equipment, are

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, costs related to the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverabilty. To date, the Company has not had a general release of any of its new products nor has it received overall market acceptance. Therefore, the Company has not capitalized any software development costs related to its products, since the time period between technological feasibility and the general release of a market accepted product is not significant.

Revenue Recognition

The Company's revenue recognition policies are in compliance with generally accepted accounting principles including Statement of Position (SOP) 97-2, Software Revenue Recognition. As such, the Company recognizes product revenue upon shipment if persuasive evidence of an arrangement exists, delivery has occurred, the fees are fixed and determinable and collectibility is probable. During 1997 and 1998, a majority of revenues were derived from the shipment of product, a portion of which was sold through resellers and distributors. Appropriate reserves were considered to effectively defer revenue recognition when material amounts of inventory had not been sold through to the end user. Generally, the right of return of these products was of short duration (90 days). No provision for estimated product returns was necessary based on historical experience.

Maintenance and support arrangements and other post-delivery obligations are insignificant to the Company's revenues.

License revenues are recognized based on actual sales of the licensed software by the customer/licensee and therefore are not recognized as revenue until reported by the customer/licensee. This is the time at

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)


Notes to Consolidated Financial Statements

which the Company believes that revenue recognition in accordance with SOP 97-2, as described above, has occurred. Support revenue is not integral to the functionality of the licensed software and is billed and recognized as incurred.

Advertising Costs

The cost of advertising is expensed as incurred. Advertising costs for the years ended December 31, 1998 and 1997 were approximately $48,100 and $261,000, respectively. There were no advertising costs during the year ended December 31, 1999.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

Loss Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period, if dilutive.

As a result of losses incurred during the years ended December 31, 1999 and 1998, 1,375,000 and 1,005,000 stock options, respectively were antidilutive and accordingly, were excluded from the computation of loss per share. There were no common equivalent shares outstanding during the year ended December 31, 1997.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position or results of operations.

Foreign Currency

The Company has designated the U.S. dollar as its functional currency for Intacta Labs, a foreign subsidiary. Financial statements of this subsidiary are translated into U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and related elements of expense. Sales and other expenses are translated at rates that approximate the rates in effect on the translation dates. Immaterial translation gains and losses are included in the consolidated and combined statement of operations.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amount reported in the consolidated and combined

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

balance sheets for cash and cash equivalents approximate fair values.

Short term debt:

The fair value of short term debt approximates cost because of the short period of time to maturity.

As of December 31, 1999 and 1998, the fair values of the Company's financial instruments approximate their historical carrying amounts.

Reclassifications

Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

2. Inventories

As of December 31, 1999 and 1998, inventories were comprised of:

                                             1999           1998
Components                            $   233,600    $   181,000
Work in process                            45,000         59,100
Finished products                               -         58,600
                                       ----------     ----------
                                      $   278,600    $   298,700
                                       ==========     ==========

Inventories at December 31, 1999 and 1998 relate substantially to computer chips and boards appropriately capitalized in accordance with SFAS No. 2, Accounting for Research and Development Costs which allows for the capitalization of materials if they have alternative future uses. The Company believes this to be the case in regards to these inventories.

During 1999 and 1998, the Company wrote-off approximately $46,100 and $240,100, respectively, of its inventory due to reduced sales and obsolescence, which is included in cost of products and components.

1998.Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

3. Property and Equipment

As of December 31, 1999 and 1998, property and equipment was comprised of:

                                              1999          1998

Equipment                              $   459,300   $   405,800
Furniture and fixtures                      48,100        58,900
Vehicles                                    14,100        38,200
                                        ----------    ----------
                                           521,500       502,900
Less accumulated depreciation             (365,400)     (271,200)
                                        ----------    ----------
                                       $   156,100   $   231,700
                                        ==========    ==========

4. Advances from Shareholder

Advances from shareholder represent non-interest bearing cash advances for operating expenses that are due upon demand. During the year ended December 31, 1999, the Company converted $952,100 of such debt into 238,000 shares of common stock. During the year ended December 31, 1998, the Company received additional paid-in capital in exchange for the retirement of $8,929,800 of debt. The 1998 debt included accrued interest of approximately $1,200,000.

5. Accrued Expenses As of December 31, 1999 and 1998, accrued expenses were comprised of:

                                             1999           1998
Salaries and related expenses         $    32,900    $    45,500
Severance                                  27,800         23,300
Vacation                                   16,900          6,800
Other                                         200          1,700
                                       ----------     ----------
                                      $    77,800    $    77,300
                                       ==========     ==========

6. Commitments

Leases

The Company leases its facilities and certain equipment under operating leases, which expire through August 2000. The facility leases require the Company to pay certain maintenance and operating expenses, such as utilities, property taxes, and insurance costs. Rent expense related to these operating leases was $135,709 and $111,400 and $120,500 for the years ended December 31, 1999, 1998 and 1997, respectively.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

7. Stock Option Plan and Restatement of 1998 Financial Statements In June 1998, the Company adopted its 1998 Incentive Stock Option Plan (ISO) and Non-qualified Stock Option Plan (NSO) (collectively the "Plan") that provides for the granting of stock options to employees, directors, officers, outside consultants and other third parties. Options vest over a maximum of five years and expire in a maximum of ten years. The Company has reserved 1,667,100 shares of its common stock for issuance under the Plan.

The Plan indicates that the options shall be granted at prices of at least 100% of the fair market value of the common shares on the date of the grant or, in the case of greater than ten percent shareholders, of at least 110% of the fair market value. Notwithstanding the foregoing, a majority of the options were actually issued at a discount from fair market value. As options were originally reported in error to have been granted at fair market value in 1998, the Company has restated its 1998 financial statements to properly reflect compensation expense that results from options being granted at a discount. The fair market value of options granted in 1998 was improperly reported to be $1.50 per share while actual fair market values ranged from $4.00 - $4.28 per share. The effect of the restatement on 1998 operating results is to increase operating expenses, loss from operations, net loss and deficit by $668,800 and to increase basic and diluted loss per share by $(0.04) as follows:

                                         As Reported   As Restated

Operating expenses                       $ 2,383,500   $ 3,052,300

Loss from operations                     $(2,245,700) $(2,914,500)

Net loss                                 $(2,477,000) $(3,145,800)

Basic and diluted loss
  per common share                       $     (0.15) $     (0.19)

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

A summary of stock option transactions for the above plan follows:



                                                        Weighted
                                                         average
                                        Number of       exercise
                                           shares          price

Outstanding at
  December 31, 1997                             -              -
Granted                                 1,005,000          $1.50
                                       ----------     ----------
Outstanding at
  December 31, 1998                     1,005,000           1.50
Granted                                   370,000           3.49
                                       ----------     ----------
Outstanding at
  December 31, 1999                     1,375,000          $2.03
                                       ==========     ==========

                                                        Weighted
                                                         average
                                        Number of       exercise
Options exercisable                        shares          price

December 31, 1997                         410,000          $1.50
                                       ==========     ==========

Required disclosures for options outstanding at December 31, 1999 are as follows:

                                           Number       Weighted
                                   outstanding at        average     Weighted
                                      December 31,     remaining      average
                                             1999    contractual     exercise
Exercise price                                              life        price

$ 1.50                                  1,080,000           1.01        $1.18
$ 4.00                                    295,000           2.05        $0.85
-----------------------------------------------------------------------------
$ 1.50   4.00                           1,375,000           1.33        $2.03
=============================================================================

The weighted average fair value of all options, calculated using the Black-Scholes Option Pricing Model, granted during 1999 and 1998 is $0.42 and $2.21 per share, respectively.

The Company applies both Accounting Principles Board Opinion No. 25 (APB No.
25), Accounting for Stock Issued to Employees and related interpretations and SFAS No. 123, Accounting for Stock-Based Compensation in accounting for its stock option plans. Options granted to employees and directors are accounted for under APB No. 25 and

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

compensation expense is recognized for the intrinsic value of the options granted. Options granted to all others are accounted for in accordance with SFAS No. 123 and compensation expense is recognized for the fair value of the options granted. SFAS No. 123 also requires that the Company provide pro forma information regarding the net loss as if the compensation cost for the Company's Plan had been determined in accordance with the fair market value method for all options. The Company estimates the fair value of all stock options at the grant date using the Black Scholes option pricing model with the following weighted average assumptions for 1999 and 1998 (years in which options were granted): Dividend yield of 0 in both years; expected volatility of 40% in both years; risk-free interest rate of 5.23% in 1999 and 5.47% in 1998; and an expected life of 2.61 years in 1999 and 2.55 years in 1998.

Under the accounting provisions of SFAS No. 123, the Company's net loss and basic and diluted loss per common share would have been adjusted to the pro forma amounts indicated below:

Years ended December 31,                   1999           1998           1997

Net loss, as reported               $(3,617,600)   $(3,145,800)   $(2,199,700)
Pro forma                            (3,736,400)    (3,183,000)    (2,199,700)
                                     ----------     ----------     ----------
Basic and diluted loss per share,
  as reported                       $     (0.20)   $     (0.19)   $     (0.19)
Pro forma                                 (0.21)         (0.19)         (0.19)
                                     ==========     ==========     ==========

8. Related Party Transactions

During 1999 and 1998, the Company received administrative, consulting, management and marketing services from several organizations that are owned by directors or shareholders of the Company. These services aggregated approximately $346,300 and $294,200 for the years ended December 31, 1999 and 1998, respectively of which $226,300 and $229,500 have been included in research and development expenses and $120,000 and $64,700 have been included in general and administrative expenses. There were no similar related party transactions for the year ended December 31, 1997.

9. Income Taxes

For the years ended December 31, 1999, 1998 and 1997, the provision for income taxes consists of current minimum state taxes.

The following table summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate of 34% in 1999, 1998 and 1997 to loss before income taxes:


Years Ending December 31,                    1999           1998         1997
                                                     As Restated
                                                         (Note 7)
Federal income tax benefit
  at statutory rate                   $(1,229,700)   $(1,069,000) $  (747,300)
State income tax benefit,
  net of federal tax benefit             (210,900)      (183,300)    (128,100)
Foreign operations not
  subject to taxes                        316,700        277,000      179,100
Tax benefits not currently
  recognizable                             (4,600)        90,100      122,400
Change in valuation
  allowance                             1,129,300        886,900      575,500
                                       ----------     ----------   ----------
                                      $       800    $     1,700  $     1,600
                                       ==========     ==========   ==========

As of December 31, 1999 and 1998, deferred tax assets (liabilities) comprised the following:

                                             1999           1998
Net operating loss
  carryforward                        $ 4,602,500    $ 3,965,000
Stock option compensation
  not currently deductible                764,800        268,200
Accumulated depreciation
  and amortization and
  other                                    13,300         10,300
                                       ----------     ----------
Total deferred tax assets               5,380,600      4,243,500
                                       ----------     ----------
Reserves not currently
  deductible                             (204,000)      (193,500)
Other, net                                      -         (2,700)
                                       ----------     ----------
Total deferred tax liabilities           (204,000)      (196,200)

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

Net deferred tax asset                  5,176,600      4,047,300
Valuation allowance                    (5,176,600)    (4,047,300)
                                       ----------     ----------
                                      $        --    $        --
                                       ==========     ==========

The Company has net operating loss carryforwards available to reduce future taxable income, if any, of approximately $12,399,300, $5,892,400 and $3,760,000 for Federal, California state and foreign tax purposes, respectively. The benefits from these carryforwards expire through 2014. As of December 31, 1999, management believes it cannot be determined that it is more likely than not that these carryforwards and its other deferred tax assets will be realized, and accordingly, fully reserved for these deferred tax assets.

10. Employee Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees meeting certain age and service requirements. Under the profit sharing plan, the Board of Directors, at their election, can authorize contributions up to a maximum of 3% of eligible participants' total compensation. For the years ended December 31, 1998 and 1997, the Company contributed $2,500 and $9,800, respectively. The Company made no contributions for the year ended December 31, 1999.


11. Major Customers and Export Sales

Major Customers

During 1999, two customers accounted for approximately 53% and 40% of net sales.

During 1998, four customers accounted for approximately 27%, 26%, 15% and 12% of net sales. The customer with 27% of net sales had an accounts receivable balance of $7,200 as of December 31, 1998, while the other major customers had no outstanding balance.

During 1997, two customers accounted for approximately 14% and 11% of net sales, with accounts receivable of $5,400 and $28,800 as of December 31, 1997, respectively.

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

Geographic Segments

The following table presents sales and other financial information of Intacta Labs, located in Israel, for the years ended December 31, 1999, 1998 and 1997:

Years ended December 31,                    1999           1998          1997

Sales to unaffiliated customers      $    54,400    $         -   $    26,100
                                      ==========     ==========    ==========

Inter-area sales to affiliates       $         -    $    49,900   $   714,100
                                      ==========     ==========    ==========
Operating losses                     $  (783,000)   $  (601,600)  $  (272,900)
                                      ==========     ==========    ==========
Long-lived assets (gross)            $   363,700    $   325,200   $   185,500
                                      ==========     ==========    ==========
Export Sales

Years ended December 31,                    1999           1998          1997
Far East                             $         -    $    78,400   $    92,100
Africa/Middle East                             -              -        25,700
Other                                     54,400              -        12,900
                                      ----------     ----------    ----------
                                     $    54,400    $    78,400   $   130,700
                                      ==========     ==========    ==========

Intacta Technologies Inc.
(fka InfoImaging Technologies, Inc.)

Notes to Consolidated Financial Statements

12. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions and, by policy, limits the amounts of credit exposure to any one financial institution.

As of December 31, 1999 the Company's accounts receivable are limited. However, the Company believes any risk of accounting loss is significantly reduced due to provisions considered at the date of sale for returns and allowances and ongoing credit evaluations of its customers' financial condition as deemed necessary. The Company generally does not require cash collateral or other security to support customer receivables.

13. Statement of Cash Flows

Cash was paid during the years ended December 31, 1999, 1998 and 1997 for:

                                        1999           1998           1997

Income taxes                     $       800    $     1,700    $     1,600
                                  ==========     ==========     ==========
Interest                         $         -    $    68,300    $    52,100
                                  ==========     ==========     ==========

During the years ended December 31, 1999 and 1998, the Company's non-cash financing activities included increases of additional paid-in capital in exchange for the retirement of debt in the amount of approximately $952,100 and $8,929,800, respectively. There were no non-cash activities in the year ended December 31, 1997.

14. Subsequent Events

In February 2000, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 to register 8,874,000 common shares. The related prospectus is solely for the purpose of selling shareholders and thus the Company will not receive any proceeds from the sale of stock being offered. The registration is currently being reviewed by the SEC and there can be no assurances as to if and when the registration may become effective.

                   INTACTA TECHNOLOGIES, INC.
                  CONSOLIDATED BALANCE SHEETS
           AS AT MARCH 31, 2000 and DECEMBER 31, 1999
                          (Unaudited)

                                              March 31,         Dec 31,
                                                  2000            1999

                             ASSETS

Current
     Cash and cash equivalents              $  796,400      $  917,400
     Accounts receivable                        42,300          31,700
     Inventories                               234,300         278,600
     Related party and employee receivable      45,000          45,000
     Other                                      30,800          30,800
                                            ----------      ----------
Total current assets                         1,148,800       1,303,500
Property and equipment                         140,400         156,100
Other assets                                   106,800         111,300
                                            ----------      ----------
                                            $1,396,000      $1,570,900
                                            ==========      ==========

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable                       $  319,000      $  472,400
     Accounts payable - related parties        133,200          90,200
     Advances from shareholder                 525,000          77,800
                                            ----------      ----------
Total current liabilities                      977,200         729,400

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000       --              --
 shares authorized; no shares issued and
 outstanding
Common stock, $.0001 par value; 100,000,000      1,791           1,791
 shares authorized, 17,909,000 and 17,909,000
 shares issued and outstanding, respectively
Additional paid-in capital                  19,821,506      19,710,553
Deficit                                    (18,437,900)    (17,671,200)
Unamortized stock compensation                (966,597)     (1,199,644)
                                            ----------      ----------
                                            $1,396,000      $1,570,900
                                            ==========      ==========

                   INTACTA TECHNOLOGIES, INC.
       CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
       FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                          (Unaudited)

                                              March 31,         Dec 31,
                                                  2000            1999
Revenues
     Products and components                $  140,800      $   14,700
     Royalties from licensing arrangements      12,800          44,800
                                            ----------      ----------
                                               153,600          59,500
                                            ----------      ----------
Operating expenses
     Costs of products and components          72,100               --
     Research and development (including non- 300,400          265,500
       cash compensation expense of $90,400
       and $90,400 in 2000 and 1999 respectively)
     Sales and marketing (including non-cash  215,900            2,500
       compensation expense of $28,200 and $0
       in 2000 and 1999 respectively)
     General and administrative (including    349,200          541,000
       non-cash compensation expense of
       $225,400 and $200,100 in 2000 and 1999
       respectively)
                                           ----------       ----------
Total operating expenses                      937,600          809,000
                                           ----------       ----------
Loss from operations                         (784,000)        (749,500)
                                           ----------       ----------
Other income (expense)
     Interest income                           18,200           29,700
                                           ----------       ----------
Loss before provision for income taxes       (765,800)        (719,800)
Provision for income taxes                        900            2,300
                                           ----------       ----------
Net loss                                     (766,700)        (722,100)
Deficit - Beginning of period             (17,671,200)     (14,053,600)
                                           ----------       ----------
Deficit - End of period                  $(18,437,900)    $(14,775,700)
                                           ==========       ==========
Basic and diluted loss per common share  $      (0.04)    $      (0.04)
                                           ==========       ==========
Basic and diluted weighted - average
 common shares outstanding                 17,790,000       17,671,000
                                           ==========       ==========

                   INTACTA TECHNOLOGIES, INC.
             CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE THREE MONTHS ENDED MARCH 31, 2000
                         (Unaudited)

                                          March 31,         Dec 31,
                                              2000            1999

Operating activities
Net loss                               $ (766,700)      $ (722,100)
Adjustments to reconcile net loss to cash
 used in operating activities
     Non-cash compensation expense        344,000          290,500
     Depreciation and amortization         20,200           33,200
     Changes in operating assets and
       liabilities:
          Accounts receivable             (10,600)           5,600
          Inventories                      44,300           (8,700)
          Accounts payable               (110,400)         (58,800)
          Accrued expenses                (77,800)              --
                                       ----------       ----------
                                         (557,000)        (460,300)
                                       ----------       ----------
Investing activities
Capital expenditur                             --          (20,300)
                                       ----------       ----------
Financing activities
Advances from shareholder                 436,000               --
Repayment of shareholder advances              --         (260,000)
                                       ----------       ----------
                                          436,000         (260,000)
                                       ----------       ----------
Increase/(decrease) in cash during
  the period                             (121,000)        (740,600)
Cash, beginning of period                 917,400        3,047,100
                                       ----------       ----------
Cash, end of period                    $  796,400       $2,306,500
                                       ==========       ==========

                  8,841,000 Shares To Be Sold
                    by Current Shareholders

                          Common Stock


                           PROSPECTUS

                             , 2000

Dealer Prospectus Delivery Obligation:

Until           , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

                                                             Amount

Securities and Exchange Commission Registration Fee         $ 5,646
Legal Fees and Expenses                                      50,000
Accounting Fees and Expenses                                 10,000
Printing and Engraving Expenses                               3,000
Miscellaneous Expenses                                        5,000
Total                                                        73,646

Item 14. Indemnification of Directors and Officers.

Under Nevada Revised Statutes Section 78.7502 and 78.751, our articles of incorporation and bylaws provide for the indemnification of our officers and directors. Mandatory indemnification is required for present and former directors. However, the director must have conducted himself in good faith and reasonably believes that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. Advances for expenses may be made if the director affirms in writing that he believes he has met the standards and that he will personally repay the expense if it is determined he did not meet the standards. We provide permissive indemnification for officers, employees or agents. Our Board must approve such indemnification and the standards and limitations are the same as for a director.

We will not indemnify a director or officer adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him under our bylaws.

Item 15. Recent Sales of Unregistered Securities.

On November 8, 1997, we issued 4,000,000 common shares on a private placement basis to seventeen institutional investors for an aggregate offering price of $600,000 in cash. We issued an additional 60,000 common shares to two agents, West America and Christopher Dieterich, as payment for commissions and fees in connection with the offering.

On December 19, 1997, we issued 975,000 common shares on a private placement basis to eight institutional investors for an aggregate offering price of $390,000 in cash.

On April 30, 1998, we issued 117,000 common shares on a private placement basis to Gestibroker Consulting for an aggregate offering price of $351,000 in cash.

On May 12, 1998, we issued 33,000 common shares on a private placement basis to Francis Pizzulli for an aggregate offering price of $99,000 in cash.

On May 31, 1998, under an Exchange Agreement between us and Corsa S.A. Holdings ("Corsa"), we issued 11,486,000 common shares on a private placement basis to Corsa in exchange for the transfer of 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd.

On December 31, 1998, we issued 1,000,000 common shares on a private placement basis to MFC Merchant Bank S.A. for an aggregate offering price of $4,000,000 in cash. Under an Agency Agreement dated October 23, 1998, we paid $400,000 to Barons Financial Services (U.K.) Ltd., the agent for the offering.

On June 30, 1999, we issued 238,000 shares of common stock on a private placement basis to Valor Invest Limited in repayment of a loan of $952,100 pursuant to a loan conversion at the rate of $4.00 per share.

With the exception of the May 12, 1998 offer and sale of securities, we relied on the exclusion from registration provided by Regulation S under the Securities Act of 1933, as amended (the "Securities Act") in connection with the offer and sale of securities in the above transactions. In connection with the May 12, 1998 offer and sale of securities to Francis Pizzulli, we relied on the exemption from registration provided by Regulation D under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

Exhibit No. Description

3.1| Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc.

3.2|           Bylaws of Intacta Technologies Inc.

4.1|           Specimen Stock Certificate

5.1|           Opinion of McDonald Carano Wilson McCune Bergin Frankovich &
               Hicks LLP

10.1+| Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc.

10.2+| International Distributor Agreement dated September 20, 1997, between registrant and Orbit Company, Ltd.

10.3| International Distributor Agreement dated June 28, 1996, between registrant and Rexton Corporation

10.4+| License Agreement dated May 31, 1997, between registrant and Brother Industries, Ltd.

10.5+| License Agreement dated April 29, 1997, between registrant and Brother Industries, Ltd.

10.6+| Authorized OEM Agreement dated August 6, 1996, between registrant and SmithMicro Software, Inc.

10.7| Sublease Agreement dated September 16, 1999 between Outdoor West, Inc. and registrant

10.8| Tenancy Agreement dated August 31, 1999 between Mrs. Hana Kimchi and Fontech Ltd. (English translation of original Hebrew agreement)

10.9| Shareholders Agreement dated May 31, 1998, among registrant, Valor Invest, Ltd. and Corsa SA Holdings

10.10|         1998 Stock Option Plan

10.11| Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd.

10.12| Letter Agreement dated September 30, 1998, between registrant and Marco Genoni

10.13|         Agreement dated March 31, 1999, between registrant and Noel R.
               Bambrough

10.14| Exchange Agreement dated May 31, 1998 between registrant and Corsa S.A. Holdings

Exhibit No. Description

10.15| Consulting Agreement dated March 1, 1999 between registrant and Pensbreigh Holdings Ltd.

21.1|          List of subsidiaries of registrant

23.1           Consent of BDO Seidman, LLP

23.2           Consent of Meredith, Cardozo, Lanz and Chiu, LLP

23.3           Consent of Penini and Penini, CPA

23.4| Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP (included in Exhibit 5.1)

24.1|          Power of Attorney (included on signature page)

27.1           Financial Data Schedule

---------------

+ Confidential treatment has been requested as to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

| Previously filed.

Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

(4) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, province of British Columbia, on May 15, 2000.

Intacta Technologies Inc.

By: /s/ Altaf S. Nazerali
    ---------------------
    Altaf S. Nazerali
    President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                Title                              Date

/s/ Altaf S. Nazerali    President, Chief Executive         May 15, 2000
---------------------    Officer and Director
Altaf S. Nazerali

          *              Vice President, Finance and        May 15, 2000
---------------------    Director
Ross Wilmot

          *              Director                           May 15, 2000
---------------------
Yehoshua Sagi

          *              Executive Vice President, Chief    May 15, 2000
---------------------    Operating Officer and Director
Noel Bambrough

          *              Executive Vice President, Research May 15, 2000
---------------------    and Development and Director
Menachem Tassa

          *              Director                           May 15, 2000
---------------------
Yechiel Y. Sharabi

          *              Director                           May 15, 2000
---------------------
Amnon Shai

* By: /s/ Altaf S. Nazerali
      ---------------------
      Altaf S. Nazerali
      Attorney-in-Fact

                         Exhibit Index

Exhibit No. Description

3.1| Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc.

3.2|        Bylaws of Intacta Technologies Inc.

4.1|        Specimen Stock Certificate

5.1|        Opinion of McDonald Carano Wilson McCune Bergin Frankovich & Hicks
            LLP

10.1+| Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc.

10.2+| International Distributor Agreement dated September 20, 1997, between registrant and Orbit Company, Ltd.

10.3| International Distributor Agreement dated June 28, 1996, between registrant and Rexton Corporation

10.4+| License Agreement dated May 31, 1997, between registrant and Brother Industries, Ltd.

10.5+| License Agreement dated April 29, 1997, between registrant and Brother Industries, Ltd.

10.6+| Authorized OEM Agreement dated August 6, 1996, between registrant and SmithMicro Software, Inc.

10.7| Sublease Agreement dated September 16, 1999 between Outdoor West, Inc. and registrant

10.8| Tenancy Agreement dated August 31, 1999 between Mrs. Hana Kimchi and Fontech Ltd. (English translation of original Hebrew agreement)

10.9| Shareholders Agreement dated May 31, 1998, among registrant, Valor Invest, Ltd. and Corsa SA Holdings

10.10|      1998 Stock Option Plan

10.11| Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd.

10.12| Letter Agreement dated September 30, 1998, between registrant and Marco Genoni

10.13|      Agreement dated March 31, 1999, between registrant and Noel R.
            Bambrough

10.14| Exchange Agreement dated May 31, 1998 between registrant and Corsa S.A. Holdings

10.15| Consulting Agreement dated March 1, 1999 between registrant and Pensbreigh Holdings Ltd.

21.1|       List of subsidiaries of registrant

23.1        Consent of BDO Seidman, LLP

23.2        Consent of Meredith, Cardozo, Lanz and Chiu, LLP

23.3        Consent of Penini and Penini, CPA

23.4| Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP (included in Exhibit 5.1)

24.1|       Power of Attorney (included on signature page)

27.1        Financial Data Schedule

---------------

+ Confidential treatment has been requested as to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

| Previously filed.